SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB-A1

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                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        Pursuant To Section 12(g) of the Securities Exchange Act of 1934


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                         Reliant Interactive Media Corp.

                          formerly Reliant Corporation

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          Nevada                                         87-0411941
(Jurisdiction of Incorporation)             (I.R.S. Employer Identification No.)


13535 Feather Sound Drive - Suite 220, Clearwater, Florida               33762
(Address of principal executive offices)                              (Zip Code)


       Registrant's telephone number, including area code: (727) 299-0020


The following Securities are to be registered pursuant to Section 12(g) of the Act:


                       Class-A Common Voting Equity Stock

                                    5,885,271

                                October 15, 1999


     The EXHIBIT INDEX is located at Page 58 of this Registration Statement

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            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENT

     This Report contains "forward-looking" statements regarding potential future events and developments affecting the business of the Company. Such statements relate to, among other things, (i) competition for customers for its products and services; (ii) the uncertainty of developing or obtaining rights to new products that will be accepted by the market and the timing of the introduction of new products into the market; (iii) the limited market life of the Company's products; and (iv) other statements about the Company or the direct response industry.

     The Company's ability to predict results or the effects of any pending events on the Company's operating results is inherently subject to various risks and uncertainties, including competition for products, customers and media access; the risks of doing business abroad; the uncertainty of developing or obtaining rights to new products that will be accepted by the market; the limited market life of the Company's products; and the effects of government regulations. See MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

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                                     PART I
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                        Item 1. Description of Business.
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(a)  Business Development.

     (1) Form and Year of Organization.

     This Corporation Reliant Interactive Media Corp. (of Nevada) ("the Company") was first incorporated in Utah on July 30, 1984, as Reliant Corporation for the purpose of creating a vehicle to obtain capital and seek out, investigate and acquire interests in products and businesses with the potential for profit. On or about July 15, 1998 the company acquired its present name, Reliant Interactive Media Corp. On or about March 18, 1999, the company moved its place of incorporation from Utah to Nevada without other changes in its corporate organization.

     In July of 1985, the Company became a public company when it completed an offering of 2,000,000 shares of common stock, at $0.01, for $20,000.00 pursuant to Rule 504 of Regulation D.

     This Company's original operating business is somewhat different from its present business. In 1991 the Company purchased a one-half interest in certain physical fitness video tapes and a related production contract in exchange for 9,600,000 share of common stock. The video tape venture proved unsuccessful and was terminated in 1993. Then, the Company sought other potential profitable programs, in the same general industrial area, namely audio-visual marketing, and/or marketing of audio-visual products.

     In an effort to provide working capital, the Company engaged in certain limited offerings and/or private placements of its common stock, selling 300,000 shares for $10,000.00, and selling 1,960,000 for $196,000, in 1995.

     On December 31, 1995, and continuously through December 31, 1997, the issuer had 2,369,600 shares of common stock issued and outstanding.

     On August 7, 1998, shareholders approved (1) a five to one reverse split of the Company's common stock; (2) an agreement and plan of reorganization dated July 21, 1998, between the Company and Kevin Harrignton Enterprises, Inc., a Florida corporation ("Harrington Enterprises"), pursuant to which, the company acquired Harrington Enterprises (as a wholly-owned subsidiary) in a corporate reorganization, the shareholders of Harrington Enterprises receiving and aggregate of 7,898,667 post-reverse shares of the Company's common stock; (3) an agreement and plan of

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reorganization dated July 21, 1998, between the Company and Cigar Television
Network ("Cigar TV"), a Florida corporation, in a corporate reorganization pursuant to which, the Company acquired Cigar TV as a wholly-owned subsidiary, the shareholders of Cigar TV receiving an aggregate of 3,949,333 post-reverse shares of the Company's common stock; and (4) a corporate name-change to Reliant Interactive Media Corp.

     Those two acquisitions (2) and (3) were related-party transactions. Form more information see Item 7 of this Part I, CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On March 23, 1999, certain actions were taken by a Majority of Shareholders, which action was ratified by all shareholders at a meeting called and held May 5, 1999:

     1) Approved and empowered the Board of Directors to effect a reverse split of the issuer's common stock, every five shares to become one share;

     2) Approved an Agreement and Plan of Reorganization whereby the Company would acquire TPH Marketing, Inc., in a tax-free exchange, for the issuance of 1,500,000 [post-reverse] shares of the Company's common stock. The Shares have been issued to the two shareholders of TPH Marketing, Inc., Tim Harrington having received 800,000 shares, and Kevin Harrrington having received 700,000 shares.

     3) Approved a Qualified Shareholder Option Plan for 24 months for 500,000 [post-reverse] shares at $2.50 to $7.50 per share, based on a formula and terms to be determined by the Board of Directors, for key employees, consultants and other key people;

     4) Approved the Issuance [post-reverse] to each of the following, based upon 100,000 shares for each $10,000,000.00 in gross revenues, received by the Company and determined in accordance with Regulation SX accounting standards; no more than 1/6 of the shares shall be vested in any 6 month period: up to 1,000,000 shares for Mel Arthur; up to 3,000,000 shares to Kevin Harrington; and up to 2,000,000 shares for Tim Harrington;

     5) Approved issuance of the following stock [post-reverse] for services in connection with financing obtained for the company within the next 24 months, for each of the following: Intrepid International S.A. and N&R Ltd. Group, Inc. as follows: 100,000 shares per $1,000,000.00 for up to $10,000,000.00 raised; 50,000 shares per $1,000,000.00 for the next
     $20,000.00 raised; 20,000 shares per $1,000,000.00 for over $30,000,000.00 raised. The number of "dollars raised" shall be the gross dollars received before payment of commissions, fees and other expenses directly connected to raising these funds.

     6) Approved the sale of corporate debentures for a total issuance of not less than $6,000,000 in denominations of $1,000 and bearing interest at the market rate, of 8% or less, due in 5 years from issuance. Debentures shall be convertible to shares of common stock of the company at a conversion rate of $7.50 per share.

     7) Confirmed, Elected and/or re-elected four directors, Kevin Harrington, Tim Harrington, Mel Arthur, and Karl Rodriguez, to serve until the next meeting of shareholders.

     The numbers used hereinafter are those which give effect to two successive reverse splits of the common stock of the issuer, in August 1998, and March 1999, each having been a five to one reverse. Please refer to Part II, Item 4, for subsequent share issuances, during the past three years. Accordingly, the total issued and outstanding shares of the issuer's common stock stands at 5,885,271 as of October 15, 1999.


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     (2) Bankruptcy, Receivership or Similar Proceeding. None from inception to date.


(b) Business of the Issuer. This Company will engage in the business of Electronic & Multi Media Retailing (print, radio, television and the internet). Reliant Interactive Media Corp. is engaged in direct response transactional television programming (known as "infomercials"), to market consumer products. Reliant, with its focus on global markets and products of global marketability, expects to bring its products into more than 370 million households in 70 countries worldwide, primarily through television and the Internet.

                                   Background

     The infomercial industry was first developed in the United States after the FCC rescinded its limitations on advertising minutes per hour in 1984, thereby permitting 30-minute blocks of television advertising. In fact, Kevin Harrington, the Issuer's CEO produced his first infomercial in 1985, and then founded Quantum Marketing International, one of the pioneers in the international infomercial industry's development, commencing operations in 1988. The deregulation of the cable television industry and the resulting proliferation of cable channels increased the available media time and led to the growth of the United States infomercial industry. Producers of infomercials combined direct response marketing and retailing principles within a television talk show-type format and purchased media time from cable channels to air their infomercials. After an initial growth period, the industry consolidated through the end of the 1980's. At the same time, increased attention from the FTC and the federal and state consumer protection agencies led to greater regulation of the industry and to the development of the National Infomercial Marketing Association as a self-regulatory organization. By the early 1990's, infomercials and home shopping cable channels had become a more accepted forum for obtaining information about products and services and making purchases from home. As the infomercial industry has matured, the variety of products marketed through infomercials has steadily increased. Today, offerings as diverse as car care products and computers are marketed through infomercials.

                                Industry Overview

     The development of the international infomercial industry began in Western Europe following the initial industry development in the United States. Quantum Marketing International, which had been founded by Reliant's chairman, Kevin Harrington, was acquired by National Media in 1991. Following that acquisition, Kevin Harrignton, who had owned 100% of Quantum International Marketing International, retained an insignificant amount of stock in the acquired entity. No affiliate of this Issuer has or maintained any relationship with Quantum Marketing International.

     The industry expanded throughout Europe and then into non-European markets through the early 1990's and continues to expand into other worldwide markets today. Whereas domestically, distribution of products through infomercials is viewed as an alternative to retail, mail order and other means of distribution, in many international markets distribution through traditional channels is not readily accessible to many consumers. As a result of these factors, the Company believes that it has an opportunity to be one of the primary distributors of innovative consumer products in the international marketplace.

     Prior to 1984, the maximum allowable minutes of television per hour was limited (16 minutes of commercial messages per hour) by the Federal Communications Commission ("FCC"), making the television infomercial an impossibility. In 1984, the FCC rescinded its limitations, permitting the sale of blocks of advertising and the television infomercial was born. Currently, the electronic retailing industry, which includes infomercials and short-form commercials, television shopping channels and multimedia marketing, has estimated annual sales of $8.6 billion. Management estimates that

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approximately thirteen million adults in the United States (about 6% of the adult population) bought at least at one item from a TV offer in 1997 versus in 1995, when approximately nine million bought merchandise. Many electronic retailers are now approaching cyberspace and the world of e-commerce as their next frontier. A U.S. Commerce Department study shows that 100 million consumers are now online. Internet traffic is doubling every 100 days. The "digital economy" is growing twice as fast the economy overall. 10 million Internet users made online purchases by the end of 1997, up from 4.7 million six months earlier.

                                Company Strategy

     Reliant's goal is to be recognized as a worldwide leader in direct marketing. Through direct response transactional television programming and integrated consumer marketing techniques, the Company is pursuing a business strategy focusing on: (i) increasing the utilization of its global relationship,
(ii) developing and marketing innovative consumer products to develop its library of infomercial programs and (iii) engineering an efficient business model for the conduct of its worldwide direct response business. The Company is revving up its efforts to create a position as a worldwide leader in infomercial programming. Through its global contracts, and media access, the Company will have the ability to deliver infomercial programming and products to over 370 million households worldwide. The Company intends to continue to explore new ways to effectively utilize and leverage this worldwide distribution, reach and capability. In addition, the Company intends to aggressively utilize its assets such as its customer lists in order to realize the true value thereof.

                    Develop and Market Innovative Products to
                    Develop a Library of Infomercial Programs

The Company continually seeks out innovative consumer products which it can market and distribute profitably. The Company has an in-house product development/marketing capability responsible for researching, developing and analyzing products and product ideas. The Company augments its product development activities through relationships with third party product developers, from time to time, whose products may appear to management to present profitable infomercial marketing potential. The Company may develop or acquire product lines, or may engage in marketing agreements for marketing of product lines owned by others. As a practical matter, the difference between acquired product lines, and marketing arrangements for products which may be owned by third persons is deemed to be technical, but otherwise not substantially different; in as much as, acquired products or acquired marketing rights are acquired, with royalty and other arrangements which may amount to the same essential financial impact upon costs, revenues and profitability See the unnumbered subtitle below "Current Products".

     While the Company incurs certain initial and ongoing costs in connection with adapting a product and infomercial for specific markets, the primary expenses are incurred when the product/infomercial is first developed for its initial target market. Thus, as the Company decides to introduce a product into additional markets, it can do so quickly, efficiently and relatively inexpensively. The Company believes that by further expanding its coverage into other parts of the world it will be able to further leverage its library of infomercial programs and associated products by extending the time period during which each product generates revenues and, therefore, the total worldwide revenues for a particular product. Management reports that the normal range of costs for a marketing program is $50,000.00 to $250,000.00, with the exceptional project rarely extending to as much as $500,000.00.

          Engineering the Most Efficient Business Model for the Company

     The Company continues to explore methods to better control each step in the development and life cycle of a product/infomercial and develop its expertise in, and refine its systems with regards to,

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product sourcing, in-bound telemarketing, production, order fulfillment and customer service. Reliant believes that its current competitive advantages of fully-integrated program production, sourcing, as well as the development of new marketing partners, provide it with a strong base from which it can lower its costs and engineer a business model which is the most efficient for a worldwide direct response business.

     The Company will utilize its executive managements' proven expertise in the direct response transactional television (DRTV) arena, known as infomercials, to market consumer products. By combining television's proven ability to drive product sales with the global informational and access capabilities of the Internet, the Company is a true multi-media marketing company. Print, radio and direct mail are the other key components of the Company's strategy. The mix of expenses and revenues for television to other media is heavily weighted to television, about 95%. Other media expenses are expected to exceed 5% of project advertising rarely, if ever.

     In 1998, this Issuer was a "Development Stage Company", as described in the Company's financial statements for the years so ended. During the three months ended June 30, 1999, revenues exceeded expenses; such that this formerly "Development Stage Company" is now considered by management to be an "Operating Company." The term "Development Stage Company" is a cautionary term used to refer to a company whose principal business activity is organization and capital formation in order to pursue or launch its business plan. While issues of capital augmentation may arise in the course of the affairs of an "Operating Company", by such term, the Issuer means that it has launched its business plan, and is now generating revenues which reasonably appear to be increasing. It is therefore expected that increasing revenues will fund continuing operations in substantial part, supplemented by normal commercial borrowing, such that capital formation or augmentation would be secondary considerations in relation to Issuer's ability to sustain itself as a going concern.

     The Company is a Corporate Member of the Association of Internet Professionals ("AIP"). AIP's web site can be found at www.association.org. The AIP is the premier professional association for internet professionals worldwide. AIP, founded in 1994, is the largest and fastest growing professional association in the industry. The Company is also a member of the Electronics Retailing Association, the trade association for the infomercial industry. The Company's initial focus will be to market consumer products through the infomercial vehicle. Reliant has chosen products that offer sales continuity, and Reliant endeavors to own the full product rights, the name, manufacturing and the product itself. The Company has full product rights for in excess of 50% of the products to which it has rights. The specific products and rights are disclosed in more detail in the following discussion. In product sales, television creates interest: a broader, multi-media approach ensures maximum profits. The Company plans to use its infomercial programming to develop a worldwide presence in e- commerce markets. Reliant will use segments of its TV infomercial programs to drive consumers to its web sites, www.lifestylesmall.com, www.cigarnow.com, www.rimc.com and www.reliantinteractive.com. Web site activities are presently in development stage, by which the Issuer means to say that sites are being designed, refined and promoted, but that revenues from web site activities are presently insignificant.

     The Cigar Television Network is a wholly-owned subsidiary of the Company. This subsidiary has transferred its two primary business activities to this Registrant Company to operate. The Company now is responsible for the marketing and sales of a line of cigar lighters and the CigarNow.com web site. The Company is now selling a line of Cobee lighters/cigar cutters, including dual-flame and triple-flame lighters. CigarNow.com was the Company's first web-based e-commerce venture and features over 550 premium cigars, plus accessories and upscale lifestyle products. CigarNow.com will also serve as the electronic cigar vendor on several high-profile, high-traffic partner sites.

     The Company entered into a Web Site Purchase Agreement on May 26, 1999 to purchase from Tony Little the Tony Little Web Site. Tony Little is one of the most recognized fitness personalities on television and is often referred to as "America's Fitness Guru." This web site currently offers a

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variety of health-related products promoted by Tony Little. The Company is responsible for the operating expenses of the web site and will receive one-half of the net revenues. The consideration for the purchase was $10,000 and 100,000 shares of the Company's common stock to be issued subject to the exemption provided by section 4(2) of the Securities Act of 1933.

                               Product Development

     The Company's product development/marketing department is the most vital component of the Company. Kevin and Tim Harrington, along with Mel Arthur, actively participate on a daily basis in the ongoing effort to research and develop new products that may be suited for direct response television marketing and subsequent marketing through non-infomercial distribution channels. This group develops new product ideas from a variety of sources, including inventors, suppliers, trade shows, industry conferences, strategic alliances with manufacturing and consumer product companies and the Company's ongoing review of new developments within its targeted product categories. As a result of management's prominence in the infomercial and retail television industry, it also receives unsolicited new product proposals from independent third parties. During the evaluation phase of product development, the Company evaluates the suitability of the product for television demonstration and explanation as well as the anticipated perceived value of the product to consumers, determines whether an adequate and timely supply of the product can be obtained and analyzes whether the estimated profitability of the product satisfies the Company's criteria.

     The Company is devoting attention to the development and products specifically targeted at markets outside of North America. The Company will review its infomercial inventory on an ongoing basis to select those products which it believes will be successful in Europe and/or Asia and/or its other international markets. When a product which was initially sold domestically is selected for international distribution, the infomercial is dubbed and product literature is created in the appropriate foreign languages. In addition, a review of the product's and the infomercial's compliance with the local laws is completed. The Company's licensed distributor then begins airing the infomercial internationally. The Company also airs shows and distributes products of other independent domestic infomercial companies. 2% of expenses are targeted for foreign markets. Presently revenues from foreign markets are 1% of total revenues. It should be anticipated, in the opinion of management, that in the future, 5% of expenses for foreign markets will ripen into 10% of revenues. The reasoning upon which this expectation is based is that once the United States marketing has been put in place, the only significant additional expense, for foreign distribution would be dubbing into the appropriate foreign language.

     The Company obtains the rights to new products created by third parties through various licensing arrangements generally involving royalties related to sales of the product. The amount of the royalty is negotiated and generally depends upon the level of involvement of the third party in the development and marketing of the product. The Company generally pays the smallest royalty to a third party that only provides a product concept. A somewhat higher royalty to a third party that has fully developed and manufactured a product. The Company also obtains the rights to sell products which have already been developed, manufactured and marketed through infomercials produced by other companies. In such cases, the Company generally pays a higher royalty rate to the third party because of the relatively small amount of the Company's resources required to develop the product. The Company generally seeks exclusive worldwide rights to all products in all means of distribution. In some cases, the Company does not obtain all marketing and distribution rights, but seeks to receive a royalty on sales made by the licensor pursuant to the rights retained by the licensor.

                   Infomercial Development and Test Marketing

     Once the Company decides to bring a product to market, it arranges for the production of a 30- minute infomercial that will provide in-depth demonstrations and explanations of the product. The Company attempts to present a product in an entertaining and informative manner utilizing a variety of

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program formats. The Company's infomercials are currently produced in-house by contracting with established independent experienced producers who work under Reliant's direction. The cost of producing an infomercial generally ranges from $25,000 to $350,000. In addition, producers, hosts and spokespersons generally receive fees based upon sales of the products.

     Following completion of the production of an infomercial, the program is then tested in the United States in specific time slots on both national cable networks and targeted broadcast stations. If a show achieves acceptable results in the market tests, it is generally aired on a rapidly increasing schedule on cable networks and broadcast channels. During this initial phase, the Company may modify the creative presentation of the infomercial and/or the retail pricing, depending upon viewer response. After the initial marketing phase, the Company may adjust the frequency of a program's airing to achieve a schedule of programs that it believes maximizes the profitability of all of the Company's products being marketed through infomercial programming at a given time.

                                  Media Access

     An important part of the Company's ability to successfully market products is its access to media time. The Company's infomercial programming will be available through licensed distributors to more than 370 million households in 70 countries worldwide, including Argentina, Australia, Austria, Belarus, the Benelux countries, Brazil, China, Denmark, Ecuador, most Eastern European countries, Finland, France, Germany, Greece, Ireland, Italy, Japan, Mexico, most Middle Eastern countries, New Zealand, Norway, Peru, Portugal, Russia, Spain, most South American countries, Sweden, Switzerland, Taiwan, Turkey, Ukraine and the United Kingdom.

     Internationally, the Company's infomercials are aired on one or more of three technologies by its licensed distributors: (i) satellite transmission direct to home with satellite reception dishes; (ii) cable operators who retransmit satellite broadcasts to cable-ready homes and (iii) terrestrial broadcast television.

     Domestically, the Company purchases most of its cable television time directly from cable networks and their respective media representatives. In addition to domestic air time purchased on cable networks, the Company also purchases broadcast television time from network affiliates and independent stations. Broadcast television time segments are purchased primarily in 30-minute spots. The Company believes that there is currently more than an adequate supply of broadcast television time available from these sources in the United States to satisfy the Company's needs. The Company is dependent on having access to media time to televise its infomercials on cable networks, satellite networks, network affiliates and local stations.

                           Sourcing and Manufacturing

     The Company intends to develop sources in the United States and several countries in Europe and Asia to manufacture products sold through its infomercials if it deems it to be economically advantageous. There are no commitments or established relationships in place at this time.

     In general, before the Company takes any sizable inventory position in a product, the Company test markets the product. The Company would then purchase additional inventory for roll-out of the product. The skill of management is extremely important in the area of building inventory to anticipate sales. This is more important in direct response marketing than in elsewhere, for the reason that delivery time is critical to customer acceptance, and further by virtue of the dependance on credit card payment, for charges cannot attach until the product is shipped out of the fulfillment house. The process begins with a "small test". The amount of initial inventory will vary based upon the management's best projections of the quality and appeal of the product, the sales price of the product, and the delivery time projected for the product. A normal small test will involve the investment of about $30,000.00 dollars in initial inventory. Although there can never be any guaranty of resulting

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demand, management's experience is that about half, and sometimes more, of the initial inventory will be sold, even if the program is not deemed successful. Skillful management should not allow the accumulation of excessive inventory. Management's general policy is to build inventory of a successful product against one month's anticipated sales, on the basis of continuing evaluation of current sales and known trends, by which every successful marketing program and product have a cycle of increasing demand, eventually peak, and ultimately decline to marginal significance. A typical product/marketing cycle, in any given market may range from three months to six months, but every program and product is unique, and its marketing cycle may exceed or fail to match normative expectations.

                             In-Bound Telemarketing

     The Company strives to create a problem-free fulfillment process for its customers. This process consists of in-bound telemarketing, order fulfillment and customer service. The first step in this process is the order-taking function known as in-bound telemarketing. Customers may order products marketed through infomercials during or after the infomercial by calling a telephone number (toll-free in the United States), which is shown periodically on the television screen during the broadcast.

     The Company anticipates normal subcontracting of its telemarketing function to one of various third parties that provide this service for a fee-based principally on the number of telephone calls answered. In all instances domestically, in-bound telemarketers electronically transmit orders to the Company's order fulfillment contractors where the product is packaged and shipped. In certain cases, at the time of purchase, the in-bound telemarketers also promote, cross-sell and upsell complementary and/or additional products relating to the product for which the inquiry is received. Such sales efforts are orchestrated by the Company's marketing personnel who script the sales approaches of the telemarketing personnel. Currently, the Company has no international subcontractor. Domestically, the Company's telemarketing subcontractor is West Telemarketing, 9910 Maple Street, Omaha NE 68134; and also Aftermarket Company, 5260 West Phelts, Suite 8B, Glendale AZ 85306, for computer sales only.

     The majority of customer payments in the United States are made by credit cards over the telephone with the remainder paid by check.

                                Order Fulfillment

     The Company anticipates contracting with one or more fulfillment centers. Activities at these facilities include receiving merchandise from manufacturers, inspecting merchandise for damages or defects, storing and assembling product for later delivery, packaging and shipping of products and processing of customer returns. They primarily use bulk shippers to deliver products to customers in the United States. In certain instances, the manufacturer of the product ships orders directly to the customer. Each customer is charged a shopping handling fee, which varies among products. Currently, the Company's fulfillment centers are BWL Distributors, and Reliant Fulfillment, both at 17250 Dallas Parkway, Dallas TX 75248. There is no other relationship between this Issuer and its fulfillment center, and the similarity of name is purely co-incidental. Management reports that Reliant Fulfillment has conducted business by that name before the first contacts between it and this Issuer.

                                Customer Service

     An important aspect of the Company's marketing strategy is to maintain and improve the quality of customer service and to respond to customer inquires, provide product information to customers and process product returns. The average rate of return, of 8% to 15%, has been consistent in the experience of the Issuer, and in the previous experience of its management in association with other direct response companies in the past. Customer service is provided on a contract basis through third parties who operations are monitored by the Company. The Company generally offers an unconditional

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30-day money back return policy to purchasers of any of its products. In addition, products are generally covered by warranties offered by the manufacturer for defective products. The terms of such warranties vary depending upon the product and the manufacturer. The Company believes that its return rates will be within the customary range for direct marketing businesses.

                            Non-Infomercial Marketing

     Based on the success of certain of its products in traditional retail markets and the evolution of its business, the Company believes that its transactional television programming is effective in building consumer awareness of its products, as well as positioning the Company to act as the media marketing partner for manufacturers of consumer products. The Company's attempting to capitalize on its ability to create product awareness and its ability to act as a media marketing partner to extend the sales life of its products by shifting products from traditional infomercial programming to non-infomercial marketing channels such as retail distribution, catalogs, direct mail, direct response print ads, television home shopping programs, credit card statement inserts and other channels resulting from the development of strategic partnerships. The Company believes that established manufacturers are increasingly regarding infomercials as a desirable vehicle to showcase their products to create and build brand awareness and generate follow-up product sales through traditional retail outlets.

     The Company intends to pursue expansion of its retail operations in order to capitalize on the consumer brand-awareness created by the Company's infomercials and reinforced by the "As Seen On TV" in-store signage. The Company believes that the product exposure created by the Company's transactional television programming enables the Company and its partners to utilize traditional retail distribution channels without incurring any of the additional advertisement costs that other consumer product companies may incur. In this manner, the Company believes that it will be able to market products to consumers who view its programming, but do not traditionally purchase products through direct response marketing.

                                Current Products

     The Company markets consumer products in a wide variety of categories, i.e.: health fitness, beauty, weight loss, business opportunities, household appliances, etc. The Company will be dependent, in significant part, upon its ability to develop or obtain rights to new products to supplement and replace existing products as they mature through their product life cycles. The Company's expansion into international markets reduces somewhat its dependency on new shows by lengthening the potential duration of the life cycle of programs that will comprise the Company's infomercial library. Historically, the majority of the industry's products generate their most significant domestic revenues in the first 6 months following initial airing of the product's infomercial. Internationally, however, products typically generate revenues more evenly over a longer period. The Company has not had enough operating history to determine if it is following the historical trends of its industry.

     The Company enters into agreements for the sale of a number of products. If the products are successfully tested and deemed to have sufficient commercial marketability, they are then "rolled-out" in a Nation-wide media effort. The following products have been rolled-out:

     Pure Protein Bar. The Company has an International Marketing and Distribution Agreement with Worldwide Sports Nutrition, Inc. for television sales only of the high protein, low carbohydrate, low fat Pure Protein Bar. The program will be rolled-out on November 15, 1999.

     BIOflex Therapeutic Magnet Product Line. The Company has an International Marketing and Distribution Agreement with BWL Distributors, Ltd. to market the Sobakawa BIOflex therapeutic magnet product line through direct response infomercials. Sobakawa Magnetic insoles are ultra thin, cushioned insoles containing the patented Bioflex Magnets. These specific insoles have a moisture resistant feature intended to prevent germs and odors. The roll-out date of this product was February 27, 1999. Sales of this product currently account for 43% of the revenues of the Company. The Company does not have full product rights.

     Trash or Treasure. The Company has a contract with Dr. Tony Hyman for his Trash or Treasure program that shows how money can be earned from items that are often considered as "trash". Through this informative and educational program, Dr. Hyman shows others how to find the items collectors are scouring the country to find: salt & pepper shakers, thimbles, maps, and toys, just to name a few. Many of these items are sitting in garages, buried in attics or sold at flea markets for next to nothing! The book includes over 2,200 product categories and the names, addresses, phone numbers, and e-mail addresses of over 1,200 buyers that will purchase these items. The rollout date of this product was January 30, 1999. Sales of this product currently accounts for 29% of the revenues of the Company. The Company does not have full product rights.

     Pest Offense. Pest Offense is a safe, effective way to control pests around your home or business without the use of any dangerous chemicals or pesticides. This environmentally safe device plugs into a wall a creates an intermittent signal in the wiring that drive pests out. It will not affect electrical equipment, has no smell or fumes, cover 2,500 square feet, and is safe for all household pets. This product was rolled out on May 1, 1999 and accounts for 15% of the Company's revenues. The Company has full product rights.

     Wonder Steamer. The Company has a talent agreement with Sandy Bradley to promote a lightweight steam iron for pressing clothes while they hang, or it steams and presses like a flat iron. Steams in less than one minute and is designed to not burn, scorch, melt, or shine the clothes. The Wonder Steamer is lightweight, easy for travel and safe for use on delicate fabrics. The product was rolled out on June 26, 1999 and represents 4% of the revenues of the Company. The Company has full product rights.

     Enduro Bits. Enduro Bits utilize a high-tech metalurgical fusion comprised of a combination of carbide, titanium, and carbon, making it practically indestructible. The Enduro Bit cuts wood, steel, aluminum, glass, plastic, ceramic tile, and even granite without having to change a bit. This product was rolled out on September 11 1999, and has generated insignificant income at this time. The Company does not have full product rights.

     System Max Computers. The Company has full product rights for the sale of the 500mz System Max computer system with monitor, printer, and an assortment of popular software titles. An Infomercial aired at the end of the 3rd quarter of 1999, generated orders for in excess of $1,000,000.00; but these revenues have not been realized yet due to shipping delays attributed to the manufacturer's having been affected by the recent earthquakes in Taiwan. The Product is now being shipped and the Company expects to fulfill these orders. Management believes that future computer sales from infomercials and the internet may account for a significant percentage of its revenues in the near future.

     Eternal Energy Products. The Company has an International Marketing and Distribution Agreement with Golden Pride, Inc., which manufactures a proprietary line of vitamin and energy supplement products. The Agreement for provides for television rights only for selling a starter kit of various products and inviting viewers to join "Tony Little's Eternal Energy" multi-level marketing program. The show will be run monthly, and at this time Revenues from this program are not material.

                              Government Regulation

     Various aspects of the Company's business are subject to regulation and ongoing review by a variety of federal, state, and local agencies, including the FTC, the United States Post Office, the CPSC, the FCC, FDA, various States' Attorneys General and other state and local consumer protection and health agencies. The statutes, rules and regulations applicable to the Company's operations, and to various products marketed by it, are numerous, complex and subject to change.

     The Company collects and remits sales tax in the states in which it has a physical presence. The Company is prepared to collect sales taxes for other states, if laws are passed requiring such collection. The Company does not believe that a change in the tax laws requiring the collecting of sales tax will have a material adverse effect on the Company's financial condition or results of operations.

     Competitive business conditions and the small business issuer's competitive position in the industry.

     Competition in the Electronic Retailing Industry is intense and may be expected to intensify. There are other, larger and well-established electronic retailers, with whom this company must compete. The Company competes directly with several companies which generate sales from infomercials. The Company also competes with a large number of consumer product companies and retailers which have substantially greater financial, marketing and other resources than the Company, some of which have recently commenced, or indicated their intent to conduct, direct response marketing. The Company also competes with companies that make imitations of the Company's products at substantially lower prices. Products similar to the Company's products may be sold in department stores, pharmacies, general merchandise stores and through magazines, newspapers, direct mail advertising and catalogs. It is management's opinion that all of its major competitors are better and longer established, better financed and with enhanced borrowing credit based on historical operations, and enjoy substantially higher revenues than the Issuer does currently. As a new entrant into this marketing industry, the Issuer relies on the skill, experience and innovative discernment of management in the hope that superior judgment will provide its only competitive advantage. This Company's major competitors are now listed: Thane International, Inc.; Fitness Quest, Inc.; Telebrands Advertising Corporation; Media Group Incorporated; e4L, Inc.; Guthy Renker Corp.; Media Enterprises, Inc.

                            Properties and Employees.

     This Company's principal offices are located at 13535 Feather Sound Drive, Suite 220, Clearwater, Florida, 33762 Telephone: (727) 299-0020 Facsimile: (727) 299-0101. The Company currently leases approximately 7,959 square feet of office space pursuant to a year lease for its Clearwater, Florida, principal executive offices. The lease, which commenced in 1999, but which has recently been expanded to include additional space, now provides for monthly rent of $16,400.00 or annual rent payments of $196,800.00. The facility encompasses 25 separate offices and a board room. As of October 15, 1999, the Company had approximately 7 full-time employees and 2 contract employees, i.e. producers, technical and artistic talent. None of the Company's employees are covered by collective bargaining agreements and management considers relations with its employees to be good.

--------------------------------------------------------------------------------
       Item 2. Management's Discussion and Analysis or Plan of Operation.
--------------------------------------------------------------------------------

(a) Plan of Operation.

     (1) Plan of Operation for the next twelve months.

          (i) Cash Requirements and of Need for additional funds, twelve months.

     The Issuer/Company is "a development stage Company" and has only limited capital resources. It may be necessary for the Company to seek additional capital over time to optimize the accomplishment its business plan. It is the judgment of Management that increasing revenues from operations will maintain this Company in a position of substantial liquidity; however it is forseeable that the Company will seek additional capital in order to accelerate its growth and realize its potential more rapidly.

     On or about February 23, 1999, the Company received $330,000.00 (before the second reverse split, from six highly sophisticated and unrelated investors, specifically targeted to infomercial production. In consideration of this investment, the investors received an aggregate of 1,000,000 shares of restricted common stock of the Company. In addition, the investors will receive an aggregate of 5% of the gross revenues (as defined by agreement) from sales generated by the four infomercials produced until 120% of the investment has been returned to the investors. Thereafter, the percentage received by these investors will be reduced to an aggregate of 4%. These investors were also granted an option to provide funding on two additional infomercials for similar consideration, in the future. The price was arrived at in arm-length negotiations in the context of the entire transaction. The shares so issued reduce the per share loss calculations proportionally. The Company expects to value the shares at $330,000.00 and to treat other recovery by investors as expenses.

     The Company has recently made an agreement with Oasis Entertainment's Fourth Movie Project, Inc. (a related party transaction) to provide funding in the amount of $250,000.00 for use specifically in the production of three additional infomercials. Oasis is to receive 250,000 shares (after the second reverse-split) of common stock upon completion of the funding in April, plus a royalty of 2% of the adjusted gross revenues derived on all products designated in the agreement until Oasis has been paid $625,000.00, and thereafter 1% thereof in perpetuity. This transaction is deemed to be a related party for the reason that, and only for the reason that, Karl Rodriguez is the fourth Director of this registering Company and is also Secretary and a Director of Oasis Entertainment's Fourth Movie Project, Inc. These 250,000 shares have been authorized, but not issued yet. The Company expects to value the shares at $250,000.00 and to treat other recovery by investors as expenses. The shares if and when issued will reduce the per share loss calculations proportionally.

     This Company is expected to generate enough sales revenues to satisfy its cash requirements for the next twelve months, although there is no assurance that this can be achieved. The sum and substance of these arrangements is that the Company has the funding to pursue its business plan, for the next twelve months, but has paid a substantial premium to secure it. In the last two quarters, revenues have increased, relieving the urgency for additional capital from necessary to desirable. It remains desirable for the simple reason that the more money the company has available, the more projects it can undertake and the more media and inventory it can buy.

     The fact remains that, in all likelihood, unless the Company is successful in generating continuing investor interest, and in securing additional investment, or possibly debt-financing arrangements, the business of the Company, however promising, cannot expand toward its full potential, and may not achieve the optimum profitability expected. The Company's business plan is ambitious, and although its products and services enjoy a certain synergy with each other, the sheer number of projects, each with its own focus and potential market, will require that Company grow and expand its operations over time. Its failure to grow in a timely manner would be expected to leave incentive openings for other competitors to fill. For that reason, the need to grow and expand operations, it is likely that this Company will pursue additional capital in the year 2000, notwithstanding that its present capital resources including growing revenues are sufficient for current operations and modest growth at a respectable level of profitability.

          (ii) Summary of Product Research and Development.

     The Company's product development/marketing department is the most vital component of the Company. Kevin and Tim Harrington, along with Mel Arthur, actively participate on a daily basis in the ongoing effort to research and develop new products that may be suited for direct response television marketing and subsequent marketing through non-infomercial distribution channels. This group develops new product ideas from a variety of sources, including inventors, suppliers, trade shows, industry conferences, strategic alliances with manufacturing and consumer product companies and the Company's ongoing review of new developments within its targeted product categories. As a result of management's prominence in the infomercial and retail television industry, it also receives unsolicited new product proposals from independent third parties. During the evaluation phase of product development, the Company evaluates the suitability of the product for television demonstration and explanation as well as the anticipated perceived value of the product to consumers, determines whether an adequate and timely supply of the product can be obtained and analyzes whether the estimated profitability of the product satisfies the Company's criteria.

     The Company is devoting attention to the development and products specifically targeted at markets outside of North America. The Company will review its infomercial library on an ongoing basis to select those products which it believes will be successful in Europe and/or Asia and/or its other international markets. When a product which was initially sold domestically is selected for international distribution, the infomercial is dubbed and product literature is created in the appropriate foreign languages. In addition, a review of the product's and the infomercial's compliance with the local laws completed. The Company's licensed distributor then begins airing the infomercial internationally. The Company also airs shows and distributes products of other independent domestic infomercial companies.

     The Company obtains the rights to new products created by third parties through various licensing arrangements generally involving royalties related to sales of the product. The amount of the royalty is negotiated and generally depends upon the level of involvement of the third party in the development and marketing of the product. The Company generally pays the smallest royalty to a third party that only provides a product concept. A somewhat higher royalty to a third party that has fully developed and manufactured a product. The Company also obtains the rights to sell products which have already been developed, manufactured and marketed through infomercials produced by other companies. In such cases, the Company generally pays a higher royalty rate to the third party because of the relatively small amount of the Company's resources required to develop the product. The Company generally seeks exclusive worldwide rights to all products in all means of distribution. In some cases, the Company does not obtain all marketing and distribution rights, but seeks to receive a royalty on sales made by the licensor pursuant to the rights retained by the licensor.

          (iii) Expected purchase or sale of plant and significant equipment. None.

          (iv) Expected significant change in the number of employees. Not known.

(b) Discussion and Analysis of Financial Condition and Results of Operations.

     In 1998, the company closed the year with a loss, with minimal revenues, in pre-launch development mode, but these results are not deemed to reflect true business operations. In 1998, the company had significant expenses that resulted in a loss for the year. Management believes that revenues will continue to increase in 1999, but to achieve the continued growth of the Company's business, advertising, promotional and production expenses will remain significant. While the upside potential from successful infomercial marketing is tremendous, the risk of failure is always present. Some of the projects may fail, or all may fail. If some are successful, the success may offset the losses from others significantly or may not. Accordingly, there can be no assurance that substantial profitability will be sustained in the next twelve months.

     Development Stage/Going Concern. There are two material thresholds in the transition of this Company, from Development Stage to Going Concern. The first is the commencement of limited operations, during 1998, and the first quarter of 1999. The second is the achievement of substantial revenues and the dawn of profitability, corresponding to the second quarter of 1999. While the Harringtons began some limited operations in 1998, their two companies were not acquired as subsidiaries until August of that year. The Harringtons honored certain non-compete agreements, with HSN Direct, a division of Home Shopping Network, which expired in December of 1998. During the interim period, the Harringtons located, developed and prepared for production and rollout of various products. For that reason, full-fledged operations were not launched until April of 1999. While the affairs of the Company improved consistently, from 1998, the second quarter of 1999 was the first profitable quarter, and is the first quarter of unlimited operations. For these reasons, management refers to this Company as in its Development Stage for 1998, and for the first quarter of 1999, and as an operating company and a going concern during the second quarter of 1999.

     Revenues are Increasing. There were no revenues in 1997. Sales in 1998 were $120,234, which was $60,118 for the first half, and $60,116, for the second half. Corresponding amounts for the first quarter, and second quarter of 1999, were $352,483 and $3,135,013. Thus the sales of the first half of 1999 total $3,477,490. The increase in the second 1999 quarter reflects the launching of full operations in April, more completely reflected by the end of the second half of 1999. The significance of these figures is not only that revenues have increased exponentially, due to operations, but that the Company has achieved profitability during the second quarter, the three months ended June 30, 1999.

     1998 operations have been characterized as limited. They consisted of the sale of cigarette lighters and the marketing of a single non-infomercial television show. In 1998, Gross Margins, after cost of goods sold, was only 45%; whereas,that margin has been stable between 85% to 86% of Gross Sales, for the first half of 1999. This improvement is largely due to the difference between limited operations, and the economy and efficiency of unlimited operations, beginning in April of 1999. It is also attributable to the marketing of different products from those currently offered by the Company.

     Interest Income and Expense reflected on the Company's financial statements refer to the company's ownership of a certificate of deposit, pledged against a loan. The interest income from the CD is shown. The interest expense for the loan is shown.

     Operating Expenses would be expected to increase with increasing operations. Expenses in 1998 were attributable to the marketing of different products than those which form the core of the Company's current business. In general, expenses have decreased as a percentage of sales.

================================================================================
General and Administrative
Expenses                                        $           Sales     % of Sales
--------------------------------------------------------------------------------
all of 1998                               792,533          120,234        659.16
--------------------------------------------------------------------------------
first quarter 1999                        337,843          352,483         95.85
--------------------------------------------------------------------------------
first half 1999                         1,347,827        3,487,490         38.65
--------------------------------------------------------------------------------
second quarter 1999                     1,010,984        3,135,013         32.25
================================================================================

     These figures reflect a continuing improvement in this relationship, due to expanding operations, additional products and customers.

================================================================================
Research and Development                         $          Sales     % of Sales
--------------------------------------------------------------------------------
all of 1998                                 41,449          120,234        34.47
--------------------------------------------------------------------------------
first quarter 1999                           4,754          352,483         1.35
--------------------------------------------------------------------------------
first half 1999                             30,155        3,487,490         0.86
--------------------------------------------------------------------------------
second quarter 1999                         25,401        3,135,013         0.81
================================================================================

     These figures reflect that Research and Development is trending downward as a decreasing percentage of sales.


================================================================================
Production and Media Costs                      $          Sales      % of Sales
--------------------------------------------------------------------------------
all of 1998                                   -0-          120,234          0.00
--------------------------------------------------------------------------------
first quarter 1999                        355,279          352,483        100.79
--------------------------------------------------------------------------------
first half 1999                         1,523,711        3,487,490         43.69
--------------------------------------------------------------------------------
second quarter 1999                     1,168,432        3,135,013         37.27
================================================================================

     These expenses were not a factor in 1998, due to differing nature of the products marketed. These figures for 1999 reflect an improvement in the ratio of these expenses to sales, even as total costs increase with expanding operations.

================================================================================
Marketing                                       $          Sales      % of Sales
--------------------------------------------------------------------------------
all of 1998                               339,877          120,234        282.68
--------------------------------------------------------------------------------
first quarter 1999                        202,596          352,483         57.48
--------------------------------------------------------------------------------
first half 1999                           274,995        3,487,490          7.89
--------------------------------------------------------------------------------
second quarter 1999                        72,399        3,135,013          2.31
================================================================================

     These figures reflect an improvement in the ratio of these expenses to sales, even as total costs increase with expanding operations.

================================================================================
Rent                                             $          Sales     % of Sales
--------------------------------------------------------------------------------
all of 1998                                 48,226          120,234        40.11
--------------------------------------------------------------------------------
first quarter 1999                          12,951          352,483         3.67
--------------------------------------------------------------------------------
first half 1999                             29,952        3,487,490         0.86
--------------------------------------------------------------------------------
second quarter 1999                         17,001        3,135,013         0.54
================================================================================

     The Company initially had leased approximately four thousand (4000) square feet of office space pursuant to a year lease for its Clearwater, Florida, principal executive offices. The lease, which commenced in 1999, provided for monthly rent of $6,750.42, or annual rent payments of $81,005.04 The facility encompassed 25 separate offices and a board room. Additional space has recently been taken. The current monthly rent is $16,400.00, or annual rent payments of $196,800.00.

================================================================================
Total Operating Expenses                        $          Sales      % of Sales
--------------------------------------------------------------------------------
all of 1998                             1,228,714         120,234       1,021.94
--------------------------------------------------------------------------------
first quarter 1999                        915,099         352,483         259.62
--------------------------------------------------------------------------------
first half 1999                         3,229,402       3,487,490          92.60
--------------------------------------------------------------------------------
second quarter 1999                     2,314,303       3,135,013          73.82
================================================================================

     This comparison shows that total operating expenses are declining as a percentage of sales, even as total expenses are increasing with expanded operations. These tables also illustrate the significance of the second operating quarter of 1999.

     Profitability, as indicated previously, appeared in the second quarter of 1999.

================================================================================
Operating Income (Loss)                         $          Sales      % of Sales
--------------------------------------------------------------------------------
all of 1998                             (1,134913)         120,234      (943.92)
--------------------------------------------------------------------------------
first quarter 1999                       (631,147)         352,483      (179.06)
--------------------------------------------------------------------------------
first half 1999                          (256,317)       3,487,490        (7.35)
--------------------------------------------------------------------------------
second quarter 1999                       374,830        3,135,013        11.96
================================================================================

     The achievement of profitability, in the second quarter, does not guaranty that the trend to increasing profitability will follow. However, it appears to management that operations are expanding in an orderly and promising manner, and that expenses are being managed appropriately.

     Total Assets (and accordingly Total Liabilities and Equity) increased modestly from $276,967 for 1997, to $335,301 for 1998, doubling to $648,068 in the first three months of 1999, and rising to $1,675,325 by the end of the first six moths of the current year. While Property and equipment has not risen during these periods, Accounts Receivable have grown more rapidly, in keeping with the transition from development to operational stage: $56,787 for the first quarters, rising to $1,047,675 for the first six months. There were no accounts receivable in 1998 or 1997, during the purely development stage of the Company. Accordingly, Inventory has been increasing as sales increased, in the second quarter from $27,342, at the end of 1998 and the three months ended June 30, 1999, to $74,313 at the end of the second quarter. This tripling of inventory is modest in comparison to the increase in the volume of sales for the same period.

     While this Company is presently able to manage its present phase of development, for a indefinite interim, it cannot regard its financial condition as optimal. Unless events in the future are favorable, both in terms of profit from operations now being undertaken, and also favorable in attracting investor interest, the Company may not be able to sustain a stable growth pattern for the Company. These remarks should be understood in context, discussed elsewhere, that increasing revenues are expected to provide substantially all of the requirements for continued operations at present levels and for some possible growth. This company must grow to reach its full potential. For this reason, stability at its present levels is not considered optimal for long-term growth.

--------------------------------------------------------------------------------
                        Item 3. Description of Property.
--------------------------------------------------------------------------------

     This Company's principal offices are located at 13535 Feather Sound Drive, Suite 220, Clearwater, Florida, 33762 Telephone: (727) 299-0020; Facsimile:
(727) 299-0101. The Company currently leases approximately seven thousand nine hundred fifty-nine (7,959) square feet of office space pursuant to a month to month lease for its Clearwater, Florida, principal executive offices. The lease, which commenced in 1999, provides for monthly rent of $16,400, or annual rent payments of $196,800. The facility encompasses 25 separate offices and a board room. The Company is currently negotiating with its landlord to enter into a long term lease.

--------------------------------------------------------------------------------
     Item 4. Security Ownership of Certain Beneficial Owners and Management.
--------------------------------------------------------------------------------

(a) Security Ownership of Certain Beneficial Owners. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

(b) Security Ownership of Management. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information. Table A following discloses the share ownership actually issued and outstanding.

     Table B following Table A and its notes, discloses the existence and the effect of certain management options, as if exercised, on the share ownership of management and affiliates. Please refer to Executive Compensation, Item 6 of this Part, for details as to entitlement, terms of exercise and prices for the Options disclosed.

                                    TABLE A
                                  COMMON STOCK
                OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE

================================================================================
       NAME AND ADDRESS OF BENEFICIAL OWNER       ACTUAL
                                                 OWNERSHIP            %
--------------------------------------------------------------------------------
Kevin Harrington          Chairman and CEO       2,156,101          36.64
80 Gulf Blvd
Belleair Beach FL 33786
--------------------------------------------------------------------------------
Tim Harrington            President and COO      1,100,000          18.69
531 Rafael Blvd NE
St. Petersburg FL 33704
--------------------------------------------------------------------------------

================================================================================
       NAME AND ADDRESS OF BENEFICIAL OWNER       ACTUAL
                                                 OWNERSHIP            %
--------------------------------------------------------------------------------

Mel Arthur,               Executive Vice           105,000           1.78
12001 9th St N #2509        President
St. Petersburg FL 33716
--------------------------------------------------------------------------------
Karl Rodriguez            Secretary                  1,000           0.02
23592 Windsong #19E
Aliso Viejo CA 92656
================================================================================
All Officers and Directors as a Group            3,362,101          57.13
================================================================================
Total Shares Issued and Outstanding              5,885,271         100.00
================================================================================

     As more fully developed, discussed and disclosed hereinafter, the following discloses the amount of shares which each beneficial owner shown in Table A has the right to acquire within 60 days, from options, warrants, rights, conversion privileges or similar obligations: (1) Kevin Harrington-160,000 shares; (2) Tim Harrington-140,000 shares; and (3) Mel Arthur-105,000 shares.

     Table B following, and its notes, discloses the existence and the effect of all of certain management options, as if exercised, on the share ownership of management and affiliates. These Options were granted June 30, 1999. The terms of the vesting of the various options are somewhat complex. Please refer to Executive Compensation, Item 6 of this Part, Table C, for details as to entitlement, terms of exercise and prices for the Options disclosed.

     The following discussion concerns which options might reasonably be exercised within the next 60 days: (Please see Table C from which this information is taken.

=============================================================================================================================
60 day Exercisable
Option/Bonus Rights                   Kevin Harrington                Tim Harrington                    Mel Arthur
-----------------------------------------------------------------------------------------------------------------------------
Compensatory Stock              6 months: 60,000               6 months: 40,000                6 months: 5,000
Option Plan (See                       shares @ $2.50                shares @ $2.50                 shares @ $2.50
Exhibit 6.2):
-----------------------------------------------------------------------------------------------------------------------------
Revenue                         For each $10,000,000           For each $10,000,000            For each $10,000,000
Performance Stock               in gross revenues,             in gross revenues,              in gross revenues,
Bonus                           issuance of 100,000            issuance of 100,000             issuance of 100,000
                                shares up to a total of        shares up to a total of         shares up to a total of
                                3,000,000 shares (no           2,000,000 shares (no            900,000 shares (no
                                more than 1/6 of total         more than 1/6 of total          more than 1/6 of total
                                to vest in any 6 month         to vest in any 6 month          to vest in any 6
                                period)                        period)                         month period)
=============================================================================================================================

     These Compensatory Stock Options were granted June 30, 1999, are vested, and exercisable January 1, 1999. These Revenue Performance Stock Bonuses are dependent upon gross revenues. It is deemed likely that the $10,000,000.00 threshold will be reached within 60 days.

     The following Table B discloses the effect of share ownership as if all of the those rights, more fully detailed in Item 6 of this Part, Table C, EXECUTIVE COMPENSATION, were vested and exercised.

                                     TABLE B
                  EFFECT OF OPTION EXERCISE ON SHARE OWNERSHIP

====================================================================================================================================
                                         SHARES                                                    TOTAL IF
                                         ACTUAL                                                    OPTIONS
    OPTION OWNER                         AND AS                  %             OPTIONS             EXERCISED                 %
                                       ATTRIBUTED
------------------------------------------------------------------------------------------------------------------------------------
Kevin Harrington                        2,156,101               36.64         3,720,000            5,876,101               45.04
------------------------------------------------------------------------------------------------------------------------------------
Tim Harrington                          1,100,000               18.69         2,480,000            3,580,000               27.44
------------------------------------------------------------------------------------------------------------------------------------
Mel Arthur                                105,000                1.78           960,000            1,065,000                8.16
====================================================================================================================================
Total Shares/Options                    5,885,271              100.00         7,160,000           13,045,271              100.00
Outstanding
====================================================================================================================================

(c) Changes in Control/Reverse Acquisition. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of the Issuer. A "reverse acquisition" is the acquisition of a private company by a public company, by which the private company's shareholders acquired control of the public company. This Issuer is presently committed to the development of its infomercial business. While this Issuer is continuously interested in opportunities for direct acquisition of products, projects, assets and possible businesses, which may have some synergy with its core business, this Issuer may not be used as a vehicle for a reverse acquisition.

--------------------------------------------------------------------------------
      Item 5. Directors, Executive Officers, Promoters and Control Persons.
--------------------------------------------------------------------------------

     The following persons are the Directors of Registrant, having taken office from the inception of the issuer, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined. Kevin Harrington and Tim Harrington took office August 7, 1998. Mel Arthur took office January 20, 1999. The present four Directors were elected/reelected by Majority Shareholder Action, on or about March 23, 1999, and were confirmed and reelected at a regular meeting of Shareholders held on May 3, 1999.

     Kevin Harrington. 42, prior to his current tenure as Chairman and CEO of Reliant Interactive Media, Kevin Harrington helped pioneer the growth and acceptance of televised direct-response marketing, or what our culture more commonly calls "infomercials." In fact, Harrington produced his first infomercial in 1985, and then founded Quantum International, one of the most successful companies in direct response history. Limited to a three-person staff (which included his brother, Tim), Harrington turned a $25,000 investment into sales of more $140 million in the company's first two years of operation. While at the helm of Quantum, Harrington launched a string of highly-profitable shows featuring such universally popular products as The Great Wok of China, Wolfman Jack's Solid Gold Rock 'n Roll Hits (the first ever music infomercial), The JetStream Oven, The Daily Mixer, Ginsu/The Blade Knives, Kevin Trudeau's Mega Memory and The Flying Lure (the industry's first fishing lure show). In 1989, Harrington started the expansion of direct-response television into more than 30 foreign markets. In 1991, Quantum was sold to industry giant National Media. As a result of this transaction, Harrington ascended to the presidency of National, where he presided over the launch of another string of a blockbuster shows, including Bruce Jenner's Stair Climber, Bruce Jenner's Super Step, Bruce Jenner's Powerwalk, Blue Coral's Autofoam and Regal Royal Diamond Cookware. In July, 1994, Harrington left National Media to form joint venture company with The Home Shopping Network. Called HSN Direct International, the aim of the venture was to develop an infomercial company that could take products that had performed successfully on HSN and roll them out into traditional infomercial formats for broadcast around the world. The high-profile domestic and foreign successes of HSN Direct include shows such as Tony Little's Ab Isolator; Sweet Simplicity, a hair removal product; and Kathy Smith's AirTech Glider. HSN Direct also forged a number of ground- breaking alliance with international marketers in countries throughout Europe, Latin America, Asia and the Middle East. Eventually, the company saw its shows broadcast in some 70 countries around the world. In August of 1998, Harrington was appointed Chairman and CEO of Reliant Interactive Media Corp., (OTC BB:
RIMC). Kevin Harrington is a founding Board member Electronic Retailing Association, an industry association.

     Tim Harrington. 33, prior to his current tenure as President and COO of Reliant Interactive Media, Tim Harrington worked in close concert with his brother pioneering the growth of the infomercial industry into an accepted means of driving both direct and retail sales. Through his primary focus on the details of legal, contractual and production matters. He continued in that role as the executive vice-president of National Media, also picking up executive responsibility for the firm's marketing and sales departments. As the co-founder and executive vice-president of HSN Direct International, Tim exercised executive control and leadership over product development and marketing groups that generated approximately $30 million in annual sales. HSN Direct's solid production values and media-buying savvy are directly attributed to his leadership of those two key areas. In his current role as president of Reliant, Tim is more involved than ever in over-seeing the infomercial production and product development activities for the Company.

     Mel Arthur. 56, prior to his current tenure as Executive Vice President and Director of Reliant Interactive Media, Mr. Arthur was the "Top Producing show host," producing approximately a billion dollars in revenues while on the air during his eight-year career with Home Shopping Network, and was acknowledged in the industry as one of the most versatile hosts on the air. His expertise ranges from computers, fine jewelry, oriental rugs, exercise equipment, home electronics, vitamins, health and fitness to collectibles and more. Mr. Arthur achieved record sales, including almost 3 million dollars sold in computers, in less than 30 minutes. He has appeared with some of the top celebrities on television and in sports, such as Vanna White, Barbara Mandrel, Ed McMahon, Mickey Mantle, Ted Williams, Willie Mays, and Jim Brown, just to name a few. His business experience is highlighted by a six-year career as a sportscaster and color announcer for the USFL, NASL, the Jacksonville University Basketball Team, and he was the force behind the first half hour magazine shows emanating from PGA Tour Headquarters and The Tournament Player's Championship. Mel was voted Jacksonville's Most Popular radio personality. Mr. Arthur was President of his own insurance agency for three years; was a leader in the telecommunications industry for eight years between 1972 and 1980 as a pioneer in the telephone interconnect industry; and between 1970 and 1972 he was one of the top sales producers for Honeywell's EDP division, marketing large scale, multimillion-dollar mainframe computers. From 1962 through 1970, Mel starred all over the United States, Canada, Europe and the Caribbean as a stand-up comedian, as well as writing for other stand-up comedians such as Jackie Mason and Gabe Kaplan.

     Karl E. Rodriguez, 52, the Company's Secretary, received his Juris Doctor degree in 1972 from Louisiana State University Law School. He has practiced business and corporate law since 1972, emphasizing securities and entertainment matters, and has been self-employed in that capacity for the past five years. He has served as a director of Oasis Entertainment's Fourth Movie Project, Inc., since April 1998. During his law practice he has also been involved in a variety of dynamic business experiences. From 1975 to 1982, he was active in real estate development in the Baton Rouge, Louisiana area. From 1980 until 1985, he specialized in the sale of businesses and franchises as the owner and operator of VR Business Brokers. In 1986, he became the Project Manager for Bluffs Limited Partnership, where he structured the development of an Arnold Palmer Design Golf Course and in 1992, Mr. Rodriguez was the Managing Director for MedAmerica, LLC., medicine clinics for children. From 1993 through 1998, he was the Director, Corporate Secretary and General Counsel for

Telco Communications, Inc., which is a long distance reseller company. From 1992 until 1996, he was the President of Healthcare Financial and Management Services, Inc., providing billing services to three Louisiana hospitals.

--------------------------------------------------------------------------------
                         Item 6. Executive Compensation.
--------------------------------------------------------------------------------

     The Company has entered into Employment Agreements with Kevin Harrington and Tim Harrington for 5 years and with Mel Arthur for 3 years. (See Exhibits 6.1, 6.2 and 6.3 "Employment Agreements"). The Company's Officers and Directors serve with the following elements of compensation at this time:

     Kevin Harrington is scheduled to receive $10,000.00 monthly (which is $120,000.00 annually), and Tim Harrington is scheduled to receive $8,000.00, monthly (which is $96,000.00 annually), respectively, as a base, with overrides of 9/10 of 1% for Kevin Harrington and 6/10 of 1% for Tim Harrington of "ADJUSTED GROSS REVENUES" as hereinafter defined. Mel Arthur receives $3500 per month as an advance against his scheduled compensation of 1/2 of 1% of "ADJUSTED GROSS REVENUES", with a maximum of $10,000.00 per month.

     The Officers have deferred and are deferring a substantial portion of their accrued compensation pending increased corporate liquidity and profitability. The Company pays 100% of a medial insurance plan for the three officers above mentioned, and life insurance for Kevin Harrington. Karl Rodriguez, serves without compensation from the Issuer.

     No other executive officer has received or is entitled to receive compensation for any service to this Small Business Issuer, during 1997, 1998 or 1999.

================================================================================
1999 through Sept 30                      Accrued $     Paid $        Deferred $
--------------------------------------------------------------------------------
Kevin Harrington                          90,000.00          0         90,000.00
--------------------------------------------------------------------------------
Tim Harrington                            72,000.00      5,000         67,000.00
--------------------------------------------------------------------------------
Mel Arthur                                31,000.00      8,125         22,875.00
--------------------------------------------------------------------------------
Karl Rodriguez                                 0             0                 0
================================================================================

     As previously indicated, certain unexercised options and bonuses, are disclosed in detail in Table C, following.

                                     TABLE C
                                     OPTIONS

     The Company has provided certain additional bonuses, incentives and benefits for Kevin Harrington, Tim Harrington and Mel Arthur, all pursuant to ss.4(2) of the 1933 Securities Act, as follows. No options have been exercised

=============================================================================================================================
     Additional Bonuses,
     Incentives/Benefits              Kevin Harrington                Tim Harrington                    Mel Arthur
-----------------------------------------------------------------------------------------------------------------------------
Compensatory Stock               6 months: 60,000               6 months: 40,000                6 months: 5,000
Option Plan (See                       shares @ $2.50                  shares @ $2.50                 shares @ $2.50
Exhibit 6.2):

----------------------------------------------------------------------------------------------------------------
                         12 months: 60,000              12 months: 40,000               12 months: 5,000
                              shares @ $4.00                  shares @ $4.00                 shares @ $4.00
----------------------------------------------------------------------------------------------------------------
                         18 months: 60,000              18 months: 40,000               18 months: 5,000
                              shares @ $6.00                  shares @ $6.00                 shares @ $6.00
----------------------------------------------------------------------------------------------------------------
                         24 months: 60,000              24 months: 40,000               24 months: 5,000
                              shares @ $7.50                  shares @ $7.50                 shares @ $7.50
----------------------------------------------------------------------------------------------------------------
Revenue                  For each $10,000,000           For each $10,000,000            For each $10,000,000
Performance Stock        in gross revenues,             in gross revenues,              in gross revenues,
Bonus                    issuance of 100,000            issuance of 100,000             issuance of 100,000
                         shares up to a total of        shares up to a total of         shares up to a total of
                         3,000,000 shares (no           2,000,000 shares (no            900,000 shares (no
                         more than 1/6 of total         more than 1/6 of total          more than 1/6 of total
                         to vest in any 6 month         to vest in any 6 month          to vest in any 6
                         period)                        period)                         month period)
----------------------------------------------------------------------------------------------------------------
Stock Trading            Purchase 144,000               Purchase 100,000                Purchase 12,500
Performance Stock        shares if trading at           shares if trading at            shares if trading at
Options @ $7.50 per      $15; 144,000 shares if         $15; 100,000 shares if          $15; 12,500 shares if
share                    trading at $20;                trading at $20;                 trading at $20; 15,000
                         192,000 shares if              120,000 shares if               shares if trading at
                         trading at $25.                trading at $25.                 $25.
----------------------------------------------------------------------------------------------------------------
Life, Health &
Disability Insurance               Yes                            Yes                             Yes
----------------------------------------------------------------------------------------------------------------
Automobile                    $1,000/month                    $750/month                      $500/month
================================================================================================================

--------------------------------------------------------------------------------
             Item 7. Certain Relationships and Related Transactions.
--------------------------------------------------------------------------------

A. The Following Relationships are deemed material relationships and transactions between the Company, and its Officers, Directors, and 5% Controlling persons: None other than as disclosed.

     Kevin and Tim Harrington are brothers and officers and directors of the Company. Both of them are the owners of business interests acquired by this Registrant Company; namely, Kevin Harrington Enterprises (Kevin Harrington), and Cigar Television Network (Tim Harrington). Karl Rodriguez serves as secretary and general counsel of Oasis Fourth Movie Project, Inc., engaged in business with the Company, in the film and video tape production industry. The Ownership and Management of Oasis is otherwise unrelated to the ownership and management of this Issuer. This Registrant Company also acquired TPH Marketing, Inc., in a tax-free exchange, for the issuance of 1,500,000 [post-reverse] shares of this Company's common stock. The Shares have been issued to the two shareholders of TPH Marketing, Inc., Tim Harrington having received 800,000 shares, and Kevin Harrrington having received 700,000 shares.

B. The following information discloses that the Company, and its Officers, Directors, and 5% Controlling persons, interests may have interests which, from time to time, may be inconsistent in some respects with the interests of the Issuer. The nature of these conflicts of interest may vary. There may be circumstances in which they may take advantage of an opportunity that might be suitable for the Company. Although there can be no assurance that a conflict of interest will not arise or that resolutions of any such conflicts will be made in a manner most favorable to the Company and its shareholders, the officers and directors have a fiduciary responsibility to the Company and its shareholders and, therefore, must adhere to a standard of good faith and integrity in their dealings with and for the Company and its shareholders. Certain specific conflicts of interest may include the following:

     1. Conflicts Arising From Related Party Transactions. From time to time, transactions may be proposed between the Company and related persons or entities. It is expected that any such transactions will be consummated on terms and conditions no less favorable to the Company than could be obtained in arm's-length negotiations with unaffiliated third parties. The Company's shareholders may not be notified prior to any related party transaction, but any significant related party transactions are expected to be disclosed in the Company's annual report. There can be no assurance, in such a circumstance, that some consideration, benefit or value would not be lost to or relinquished by the Company and accrue to such related persons. The Company expects, however, that following any business combination involving the Company, present management will be replaced with candidates of the acquired company, and that, thereafter, any transactions with presently related persons may be deemed arm's-length transactions.

     2. Lack of Separate Representation. Related persons and the Company have not been represented by separate counsel and it is not expected that they will be represented by separate counsel prior to the consummation of any proposed business combination. The officers and directors are accountable to the Company and its shareholders as fiduciaries and, therefore, must adhere to a standard of good faith and integrity in their dealings with and for the Company. The area of fiduciary responsibility is a rapidly developing area of law, and persons who have questions concerning the duties of the officers and directors should consult with their legal counsel.


             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

--------------------------------------------------------------------------------
                                     PART II
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     Item 1.
           Market Price of and Dividends on Registrant's Common Equity
             and Shareholder Matters Equity and Shareholder Matters.
--------------------------------------------------------------------------------

(a) Market Information. The Common Stock of this Issuer is quoted Over the Counter on the Bulletin Board ("OTC BB"). There was no substantial market activity before December 1998. Based upon standard reporting sources, the following information is provided:

================================================================================
PERIOD       HIGH BID      LOW BID      PERIOD            HIGH BID      LOW BID
--------------------------------------------------------------------------------
1st 1998     0.44          0.22         1st 1999          1.69          0.72
--------------------------------------------------------------------------------
2nd 1998     0.56          0.19         2nd 1999 (1)      10.00         5.50
--------------------------------------------------------------------------------
3rd 1998     1.75          0.63         3rd 1999 (1)      7.50          2.00
--------------------------------------------------------------------------------
4th 1998     1.68          0.60
================================================================================

(1) These last two figures have been adjusted, for comparative purposes, as if the most recent 5 to 1 Reverse had not taken place.

     The foregoing price information is based upon inter-dealer prices without retail mark-up, markdown or commissions and may not reflect actual transactions.

(b)  Holders. 128


(c) Dividends. No dividends have been paid by the Company on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.

--------------------------------------------------------------------------------
                           Item 2. Legal Proceedings.
--------------------------------------------------------------------------------

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Issuer.

--------------------------------------------------------------------------------
             Item 3. Changes in and Disagreements with Accountants.
--------------------------------------------------------------------------------

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Issuer.

--------------------------------------------------------------------------------
                Item 4. Recent Sales of Unregistered Securities.
--------------------------------------------------------------------------------

     The following disclosure is provided with respect to each of the following items, if applicable:

(a) The date, title and amount of securities sold.

(b) Principal Underwriters, if any. If the small business issuer did not publicly offer any securities, identify the persons or class of persons to whom the small business issuer sold the securities.

(c) For securities sold for cash, the total offering price and the total underwriting discounts or commissions. For securities sold other than for cash, describe the transaction and the type and amount of consideration received by the small business issuer.

(d) The Section of the Securities Act or the rule of the Commission under which the small business issuer claimed exemption from registration and the facts relied upon to make the exemption available.

(e) If the securities sold are convertible or exchangeable into equity securities, or are warrants or options representing equity securities, disclose the terms of conversion or exercise of the securities.

     The following disclosure is provided of sales and placements of unregistered securities, for the past three years. There having been two historical reverse splits, all numbers represent the after and current condition and coordinate with the issuer's financial statements.

     During 1998, the Issuer acquired Reliant Corporation (a.k.a. Kevin Harrington Enterprises) and Cigar Television Network for the issuance of a total of 570,400 shares of common stock. Kevin and Tim Harrington are brothers and are officers and directors of this Issuer. Both of them are the owners of business interests acquired by this Company; namely, Kevin Harrington Enterprises (Kevin Harrington and Tim Harrington), and Cigar Television Network (Kevin Harrington). These shares were issued pursuant to ss.4(2) of the Securities Act of 1933.

     During 1998, the issuer placed a total of 329,770 (post-reverse) shares of common stock to sophisticated investors, for cash totaling $513,500. These shares were issued pursuant to Regulation D, Rule 504, promulgated by the Commission pursuant to ss.3(b) of the Securities Act of 1933. These investors had pre-existing relationships with the Company, and had access, by virtue of those relationships to the kind of information which registration would have provided.

     Also during 1998, the issuer issued a total 103,800 (post-reverse) shares to and among 29 service providers, for services to the issuer, valued at $129,750 ($1.25 post-reverse, $0.25 pre-reverse, per share). These shares were issued pursuant to ss.4(2) of the Securities Act of 1933.

     In January of 1999, the company issued 236,000 shares of common stock for cash and services as follows: Fortune Marketing, 105,000 shares, for public relations services; Michael Barclay, 100,000 shares for consulting services; Coffin Communications, 20,000 shares, for consulting services; Tony Hyman, 5,000 shares, for talent services; and David Gray, 100,000 shares, for $25,000.00 cash. The issuances for services were valued at $1.00 per share. Mr. Gray is a sophisticated investors with pre-existing relationships with the Company, having access, by virtue of those relationships to the kind of information which registration would have provided.

     On or about February 23, 1999, the Company received $330,000.00, from six highly sophisticated investors, specifically targeted to infomercial production. In consideration of this investment, the investors received an aggregate of 1,000,000 shares of restricted common stock of the Company. In addition, the investors will receive an aggregate of 5% of the gross revenues (as defined by agreement) from sales generated by the four infomercials produced until 120% of the investment has been returned to the investors. Thereafter, the percentage received by these investors will be reduced to an aggregate of 4% These investors were also granted an option to provide funding on two additional infomercials for similar consideration, in the future.

     The Company made an agreement in April with Oasis Entertainment's Fourth Movie Project, Inc. (a related party transaction) to provide funding in the amount of $250,000.00 for use in the production of three additional infomercials. Oasis is to receive 250,000 shares of common stock upon completion of the funding in April, plus a royalty of 2% of the adjusted gross revenues derived on all products designated in the agreement until Oasis has been paid $625,000.00, and thereafter 1% thereof in perpetuity. This transaction is deemed to be a related party for the reason that, and only for the reason that, Karl Rodriguez is the fourth Director of this registering Company and is also Secretary and a Director of Oasis Entertainment's Fourth Movie Project, Inc. The right to receive these shares has vested, these shares have not been issued as of this date.

     On or about February 18, 1999, the Issuer compensated Concept TV Productions with 15,000 shares of common stock, pursuant to ss.4(2) of the 1933 Act, for production services valued at $1.00 per share.

     On or about March 10, 1999, Earl Greenberg, a sophisticated investor and the president of the Electronics Retailers Association, a trade group for infomercial companies, purchased 100,000 new investment shares of common stock, pursuant to ss.4(2) of the 1933 Act, for $25,000.00. Kevin Harrington having been associated with that association, the purchaser had a pre-existing relationships with the Company, and had access, by virtue of that relationship to the kind of information which registration would have provided.

     On or about March 10, 1999, Lee Robinson, a sophisticated investor and the owner of Robinson Reality of Cincinnati Ohio, as a personal friend of Kevin Harrington, purchased 40,000 new investment shares of commons stock, pursuant to ss.4(2) of the 1933 Act, for $25,000.00. The purchaser had a pre-existing relationships with the Company, and had access, by virtue of that relationship to the kind of information which registration would have provided.

     On or about April 1, 1999, the Issuer compensated Lifestyle Marketing with 40,000 shares of common stock, pursuant to ss.4(2) of the 1933 Act, for the acquisition of production services valued at $1.00 per share.

     On or about April 1, 1999, and before the effective changes to Rule 504, three highly sophisticated investors purchased 600,000 additional shares of common stock, for cash totalling $300,000. These investors had pre-existing relationships with the Company, and had access, by virtue of those relationships to the kind of information which registration would have provided.

     On or about April 28, 1999, 4,000 new investment shares of common stock were issued to Coffiin Communications for public relations and investor services valued at $1.00 per share.

     On or about April 28, 1999, 1,000 new investment shares of common stock were issued to Buzz Nofal for Y2K infomercial services valued at $1.00 per share.

     On or about April 28, 1999, 500 new investment shares of common stock were issued to for Y2K infomercial services valued at $1.00 per share.

--------------------------------------------------------------------------------
               Item 5. Indemnification of Officers and Directors.
--------------------------------------------------------------------------------

     The following indemnification provision is contained in the Employment Agreements (See Exhibit 6.1) of Kevin Harrington, Tim Harrington and Mel Arthur:

     "Indemnification. Employer shall indemnify Employee and hold Employee harmless from liability for acts or decisions made by Employee while performing services for Employer to the greatest extent permitted by applicable law. Employer shall use its best efforts to obtain coverage for Employee under any insurance policy now in force or hereafter obtained during the term of this Agreement insuring officers and directors of Employer against such liability."

     Karl Rodriguez has no Employment Agreement and no indemnification from the Company.

--------------------------------------------------------------------------------
                                    PART F/S
--------------------------------------------------------------------------------


Financial Statements

--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS                         PAGE
--------------------------------------------------------------------------------
 F-1   AUDITED FINANCIAL STATEMENTS: Years Ended December 31, 1998, 1997   F-1
--------------------------------------------------------------------------------
 F-2   UN-AUDITED FINANCIAL STATEMENTS: Quarter ended March 31, 1999       F-14
================================================================================

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997

                                 C O N T E N T S


Independent Auditors' Report................................................. 3

Consolidated Balance Sheet................................................... 4

Consolidated Statements of Operations........................................ 6

Consolidated Statements of Stockholders' Equity.............................. 7

Consolidated Statements of Cash Flows........................................ 8

Notes to the Consolidated Financial Statements............................... 9

                  [LETTERHEAD OF JONES, JENSEN & COMPANY,LLC]

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Reliant Interactive Media Corporation
 and Subsidiaries
(Formerly Reliant Corporation)
(A Development Stage Company)
Clearwater, Florida


We have audited the accompanying consolidated balance sheet of Reliant Interactive Media Corporation and Subsidiaries (formerly Reliant Corporation) (a development stage company) at December 31, 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reliant Interactive Media Corporation and Subsidiaries (formerly Reliant Corporation) (a development stage company) as of December 31, 1998 and the consolidated results of their operations and their cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.


/s/ Jones, Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah
April 13, 1999

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                           Consolidated Balance Sheet


                                                      ASSETS

                                                                    December 31,
                                                                        1998
                                                                     ---------

CURRENT ASSETS

   Cash                                                              $ 122,257
   Inventory (Note 1)                                                   27,342
                                                                     ---------

     Total Current Assets                                              149,599
                                                                     ---------

PROPERTY AND EQUIPMENT (Note 1)

   Machinery and equipment                                              25,925
   Office furniture and equipment                                       45,292
                                                                     ---------

     Total Property and Equipment                                       71,217

      Less Accumulated depreciation                                    (10,258)
                                                                     ---------

     Net Property and Equipment                                         60,959
                                                                     ---------

OTHER ASSETS

   Deposits                                                             12,773
   Prepaid advertising (Note 1)                                         85,302
   Patent and trademark costs (Note 1)                                  26,668
                                                                     ---------

     Total Other Assets                                                124,743
                                                                     ---------

     TOTAL ASSETS                                                    $ 335,301
                                                                     =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                           Consolidated Balance Sheet


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                    December 31,
                                                                        1998
                                                                    -----------

CURRENT LIABILITIES

   Accounts payable                                                 $    73,192
   Accrued expenses                                                       5,418
   Notes payable - current portion (Note 7)                              40,000
                                                                    -----------

     Total Current Liabilities                                          118,610
                                                                    -----------

LONG-TERM DEBT

   Notes payable - shareholders (Note 6)                                 87,500
                                                                    -----------

     Total Long-Term Debt                                                87,500
                                                                    -----------

     TOTAL LIABILITIES                                                  206,110
                                                                    -----------

COMMITMENTS AND CONTINGENCIES (Note 3)

STOCKHOLDERS' EQUITY

   Common stock: 50,000,000 shares authorized of $0.001 par
    value, 16,867,850 shares issued and outstanding                      16,868
   Additional paid-in capital                                         1,346,491
   Deficit accumulated during the development stage                  (1,234,168)
                                                                    -----------

     Total Stockholders' Equity                                         129,191
                                                                    -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $   335,301
                                                                    ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                      Consolidated Statements of Operations

                                                                        From
                                                                    Inception on
                                          For the Years Ended         June 15,
                                              December 31,          1995 Through
                                      --------------------------    December 31,
                                          1998           1997           1998
                                      -----------    -----------    -----------
SALES                                 $   120,234    $      --      $   120,234

COST OF GOODS SOLD                         66,654           --           66,654
                                      -----------    -----------    -----------

GROSS MARGIN                               53,580           --           53,580
                                      -----------    -----------    -----------

OPERATING EXPENSES

   Depreciation                             6,629          3,629         10,258
   General and administrative             792,533         28,114        854,976
   Research and development                41,449           --           41,449
   Marketing                              339,877         25,147        365,024
   Rent                                    48,226          8,036         56,262
                                      -----------    -----------    -----------

     Total Operating Expenses           1,228,714         64,926      1,327,969
                                      -----------    -----------    -----------

OPERATING LOSS                         (1,175,134)       (64,926)    (1,274,389)
                                      -----------    -----------    -----------

OTHER INCOME (EXPENSES)

   Interest expense                        (9,033)          --           (9,033)
   Interest income                            296           --              296
   Other income                            48,958           --           48,958
                                      -----------    -----------    -----------

     Total Other Income (Expenses)         40,221           --           40,221
                                      -----------    -----------    -----------

LOSS BEFORE INCOME TAXES               (1,134,913)       (64,926)    (1,234,168)

INCOME TAXES                                 --             --             --
                                      -----------    -----------    -----------

NET LOSS                              $(1,134,913)   $   (64,926)   $(1,234,168)
                                      ===========    ===========    ===========

BASIC LOSS PER SHARE                  $     (0.08)   $     (0.01)
                                      ===========    ===========

WEIGHTED AVERAGE NUMBER
 OF SHARES                             13,367,052     11,848,000
                                      ===========    ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                 Consolidated Statements of Stockholders' Equity

                                                                                                                          Deficit
                                                                                                                        Accumulated
                                                                     Common Stock                  Additional           During the
                                                           -------------------------------           Paid-in            Development
                                                              Shares              Amount             Capital               Stage
                                                           -----------         -----------         -----------          -----------
Balance, June 15, 1995                                            --           $      --           $      --            $      --

Shares issued to the founders at
 inception at $0.00025 per share                            11,848,000              11,848              (9,848)                --

Net loss from inception on June 15,
 1995 through December 31, 1995                                   --                  --                  --                 (2,000)
                                                           -----------         -----------         -----------          -----------

Balance, December 31, 1995                                  11,848,000              11,848              (9,848)              (2,000)

Capital contributions, 1996                                       --                  --                34,401                 --

Net loss for the year ended
 December 31, 1996                                                --                  --                  --                (32,329)
                                                           -----------         -----------         -----------          -----------

Balance, December 31, 1996                                  11,848,000              11,848              24,553              (34,329)

Capital contributions, 1997                                       --                  --               343,688                 --

Net loss for the year ended
 December 31, 1997                                                --                  --                  --                (64,926)
                                                           -----------         -----------         -----------          -----------

Balance, December 31, 1997                                  11,848,000              11,848             368,241              (99,255)

Capital contributions, 1998                                       --                  --               340,020                 --

Common stock issued to acquire
 Reliant Corporation and Cigar
 Television Network, Inc.                                    2,852,000               2,852              (2,852)                --

Common stock issued for cash at an
 average price of $0.31 per share                            1,648,850               1,649             511,851                 --

Common stock issued for services
 valued at $0.25 per share                                     519,000                 519             129,231                 --

Net loss for the year ended
 December 31, 1998                                                --                  --                  --             (1,134,913)
                                                           -----------         -----------         -----------          -----------

Balance, December 31, 1998                                  16,867,850         $    16,868         $ 1,346,491          $(1,234,168)
                                                           ===========         ===========         ===========          ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                      Consolidated Statements of Cash Flows

                                                                                           From
                                                                                       Inception on
                                                          For the Years Ended            June 15,
                                                              December 31,             1995 Through
                                                     ----------------------------      December 31,
                                                         1998             1997             1998
                                                     -----------      -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                          $(1,134,913)     $   (64,926)     $(1,234,168)
   Adjustments to reconcile net loss to net
    cash used in operating activities:
     Depreciation                                          6,629            3,629           10,258
     Common stock issued for services                    129,750             --            129,750
   Changes in assets and liabilities:
     Due from stockholder                                  4,000           (4,000)            --
     Inventory                                           (27,342)            --            (27,342)
     Deposits                                             19,727          (32,500)         (12,773)
     Prepaid expenses                                    (73,970)         (11,332)         (85,302)
     Accounts payable                                     73,159              (74)          73,192
     Accrued expenses                                      5,318             --              5,418
                                                     -----------      -----------      -----------

       Net Cash Used in Operating Activities            (997,642)        (109,203)      (1,140,967)
                                                     -----------      -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES

   Acquisition of property and equipment                 (51,343)         (19,874)         (71,217)
   Patent and trademark costs                            (19,783)          (6,885)         (26,668)
                                                     -----------      -----------      -----------

       Net Cash Used in Investing Activities             (71,126)         (26,759)         (97,885)
                                                     -----------      -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from notes payable                           127,500             --            127,500
   Proceeds from issuance of common stock                513,500             --            515,500
   Proceeds from additional capital contribution         340,020          343,688          718,109
                                                     -----------      -----------      -----------

       Net Cash Provided by Financing Activities         981,020          343,688        1,361,109
                                                     -----------      -----------      -----------

NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                        (87,748)         207,726          122,257

CASH AND CASH EQUIVALENTS, BEGINNING
 OF PERIOD                                               210,005            2,279             --
                                                     -----------      -----------      -----------

CASH AND CASH EQUIVALENTS, END
 OF PERIOD                                           $   122,257      $   210,005      $   122,257
                                                     ===========      ===========      ===========

Cash Payments For:

   Income taxes                                      $      --        $      --        $      --
   Interest                                          $     3,615      $      --        $     3,615

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Organization

          Reliant Interactive Media Corporation (formerly Reliant Corporation) (the Company) was organized under the laws of the State of Utah on July 30, 1984. The Company subsequently ceased its original business activity in 1993 and was not engaged in any business activity but was seeking potential investments or business acquisitions and consequently was considered a development stage company as defined in SFAS No. 7. At the time of the acquisition, the Company was a non-operating public shell with nominal assets. The Company changed its name from Reliant Corporation to Reliant Interactive Media Corporation (Reliant) in August 7, 1998.

          Kevin Harrington Enterprises, Inc. (KHE) was organized under the laws of the State of Florida on June 15, 1995. The Company is currently developing a dual flame lighter/cutter cigar product.

          Cigar Television Network, Inc. (Cigar TV) was organized under the laws of the State of Florida on April 1, 1998. The Company was formed to create a cigar related television show that will air monthly on a national television network as well as being on the Internet. Cigar TV in conjunction with major magazines will operate its TV show in conjunction with an Internet site currently under development called CigarNow.com.

          On July 21, 1998, the Company completed an agreement and plan of reorganization whereby Reliant issued 11,848,000 shares of its common stock in exchange for all of the outstanding common stock of KHE and Cigar TV. Immediately prior to the agreement and plan of reorganization, the Company had 2,852,000 shares of common stock issued and outstanding. The reorganization was accounted for as a recapitalization of KHE and Cigar TV because the shareholders of KHE and Cigar TV controlled the Company immediately after the acquisition. Therefore, KHE and Cigar TV are treated as the acquiring entities. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of KHE and Cigar TV. Reliant is the acquiring entity for legal purposes and KHE and Cigar TV are the surviving entities for accounting purposes. On August 7, 1998, the shareholders of the Company authorized a reverse stock split of 1-for-5 prior to the agreement and plan of reorganization. All references to shares of common stock have been retroactively restated.

          Basic Loss Per Share

          The computation of basic loss per share is based on the weighted average number of shares outstanding during the period presented.

          Accounting Method

          The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Cash and Cash Equivalents

          For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase, to be cash equivalents.

          Inventory

          Inventory is stated at the lower of cost determined by the first-in, first-out method or market.

          Property and Equipment

          Property and equipment are stated at cost less accumulated depreciation. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives as follows:

                    Office furniture and equipment           5 to 7 years
                    Machinery and equipment                  5 to 7 years

          Depreciation expense for the year ended December 31, 1998 was $6,629.

          Patent and Trademark Costs

          These costs will be amortized on the straight-line method over their remaining lives beginning when the patents are received in 1999.

          Prepaid Advertising

          Prepaid advertising consisted of the following at December 31, 1998:

                    Production costs of informercials                 $ 44,523
                    Production costs of tv show                         52,430
                                                                      --------

                    Subtotal                                            96,953
                    Less:  accumulated amortization                    (11,651)

                    Net prepaid advertising                           $ 85,302
                                                                      ========

          These advertising costs are amortized over the useful life of the informercials and tv show which is estimated at 18 months. These production costs will begin amortizing when they begin broadcasting which was August 1998 for the tv show and March 1999 for the informercials. Advertising expense for the year ended December 31, 1998 was $11,651.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Credit Risks

          The Company maintains its cash accounts primarily in one bank in Florida. The Federal Deposit Insurance Corporation insures accounts to $100,000. The Company's accounts occasionally exceed the insured amount.

          Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Principles of Consolidation

          The consolidated financial statements include the accounts of Reliant Interactive Media Corporation (Reliant), Kevin Harrington Enterprises, Inc. (KHE) (a wholly-owned subsidiary) and Cigar Television Network, Inc. (Cigar TV) (a wholly-owned subsidiary). All significant intercompany accounts and transactions have been eliminated in the consolidation.

          Income Taxes

          No provision for federal income taxes has been made at December 31, 1998 due to accumulated operating losses. The Company has accumulated approximately $129,750 of net operating losses as of December 31, 1998, which may be used to reduce taxable income and income taxes in future years. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operation loss carryforwards. The carryforwards expire in 2013.

          Revenue Recognition

          Revenue is recognized upon shipment of goods to the customer. The Company has adopted a returns policy whereby the customer can return any goods received within 30 days of receipt for a full refund.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997

NOTE 2 -  GOING CONCERN

          The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the relation of assets and liquidation of liabilities in the normal course of business. The Company has incurred operating losses from its inception through December 31, 1998. It has not established revenues sufficient to cover its operating costs and to allow it to continue as a going concern. Management believes that revenues will continue to increase in 1999 allowing the Company to cover its product development and marketing costs. It is also the intent of the Company to complete a limited offering of its common stock in 1999 to help cover its operating expenses. In the interim, shareholders of the Company have committed to meet its operating needs.

NOTE 3 -  COMMITMENTS AND CONTINGENCIES

          In May 1998, the Company entered into a one year lease agreement for office space located in Florida. The lease obligation is currently $5,157 per month and expires on May 31, 1999.

NOTE 4 -  RELATED PARTY TRANSACTIONS

          Related party transactions charged to operations were as follows during 1998:

               Interest expense to stockholders                          $ 1,918
               Advertising and promotional services provided
                 by a stockholders' related company.                     $36,813

NOTE 5 -  COMMON STOCK TRANSACTIONS

          During 1998, the Company sold 1,648,850 shares of its common stock for $513,500, or an average price of $0.31 per share. The Company also issued 519,000 shares of its common stock for services rendered, valued at $129,750 or $0.25 per share.

NOTE 6 -  NOTES PAYABLE - SHAREHOLDERS

          Notes payable - shareholders consisted of the following:  December 31,
                                                                        1998
          Note payable to a shareholder, unsecured, interest
           at 8.0%, interest payments due quarterly beginning
           March 31, 1999, principal balance due December 31, 2000.   $37,500

          Note payable to a shareholder, unsecured, interest
           at 8.0%, interest payments due quarterly beginning
           March 31, 1999, principal balance due December 31, 2000.    50,000
                                                                      ------

                 Total notes payable - shareholders                    87,500
                 Less: current portion                                   --

                 Long-term notes payable - shareholders               $87,500
                                                                      =======

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997


NOTE 6 -  NOTES PAYABLE - SHAREHOLDERS (Continued)

          Maturities of notes payable - shareholders are as follows:

                       Year Ending
                       December 31,

                           1999                                       $   --
                           2000                                         87,500
                           2001                                           --
                           2002                                           --
                           2003                                           --
                           2004 and thereafter                            --
                                                                      --------

                           Total                                      $ 87,500
                                                                      ========

NOTE 7 -  NOTES PAYABLE

          Notes payable consisted of the following:

                                                                    December 31,
                                                                         1998
              Note payable to Nations Bank, secured by stock,
               interest at 8.0%, interest payments due monthly,
               principal balance due on demand.                       $ 40,000
                                                                      --------

                      Total notes payable                               40,000

                      Less: current portion                            (40,000)

                      Long-term notes payable                         $   --
                                                                      ========

          Maturities of notes payable are as follows:

                       Year Ending
                       December 31,

                           1999                                       $ 40,000
                           2000                                           --
                           2001                                           --
                           2002                                           --
                           2003                                           --
                           2004 and thereafter                            --
                                                                      --------

                           Total                                      $ 40,000
                                                                      ========

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997


NOTE 8  - SUBSEQUENT EVENTS

          On March 23, 1999, the Company completed a reverse stock split on a 1 share for 5 shares basis. No shareholder was reduced to less tan 100 shares. References to shares issued and outstanding have not been adjusted at December 31, 1998.

          In 1999, the Company entered into a new lease agreement for its office space in Florida. The lease requires annual payments of $81,000 or $6,750 per month.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                       June 30, 1999 and December 31, 1998

                                 C O N T E N T S



Consolidated Balance Sheets.................................................. 3

Consolidated Statements of Operations........................................ 5

Consolidated Statements of Stockholders' Equity.............................. 6

Consolidated Statements of Cash Flows........................................ 7

Notes to the Consolidated Financial Statements............................... 9

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                           Consolidated Balance Sheets


                                     ASSETS

                                                    June 30,        December 31,
                                                      1999              1998
                                                  -----------       -----------
                                                  (Unaudited)

CURRENT ASSETS

   Cash                                           $      --         $   122,257
   Accounts receivable, net (Note 1)                1,047,675              --
   Inventory (Note 1)                                  74,313            27,342
                                                  -----------       -----------

     Total Current Assets                           1,121,988           149,599
                                                  -----------       -----------

PROPERTY AND EQUIPMENT (Note 1)

   Machinery and equipment                             25,925            25,925
   Office furniture and equipment                      45,292            45,292
                                                  -----------       -----------

     Total Property and Equipment                      71,217            71,217

      Less Accumulated depreciation                   (15,610)          (10,258)
                                                  -----------       -----------

     Net Property and Equipment                        55,607            60,959
                                                  -----------       -----------

OTHER ASSETS

   Deposits                                             1,050            12,773
   Prepaid advertising (Note 1)                       452,012            85,302
   Patent and trademark costs (Note 1)                 26,668            26,668
                                                  -----------       -----------

     Total Other Assets                               479,730           124,743
                                                  -----------       -----------

     TOTAL ASSETS                                 $ 1,657,325       $   335,301
                                                  ===========       ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                           Consolidated Balance Sheets


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                  June 30,      December 31,
                                                                    1999            1998
                                                                -----------     -----------
                                                                (Unaudited)
CURRENT LIABILITIES

   Cash overdraft                                               $    91,647     $      --
   Accounts payable                                                 561,975          73,192
   Accrued expenses                                                  43,897           5,418
   Payable - related party (Note 4)                                  38,898            --
   Notes payable - related parties, current portion (Note 6)        200,000            --
   Notes payable, current portion (Note 7)                           40,000          40,000
                                                                -----------     -----------

     Total Current Liabilities                                      976,417         118,610
                                                                -----------     -----------

LONG-TERM DEBT

   Notes payable - related parties (Note 6)                          87,500          87,500
                                                                -----------     -----------

     Total Long-Term Debt                                            87,500          87,500
                                                                -----------     -----------

     TOTAL LIABILITIES                                            1,063,917         206,110
                                                                -----------     -----------

COMMITMENTS AND CONTINGENCIES (Note 3)

STOCKHOLDERS' EQUITY

   Common stock: 50,000,000 shares authorized of $0.001
    par value, 4,265,440 and 3,373,570 shares issued
    and outstanding, respectively                                     4,265           3,374
   Additional paid-in capital                                     2,099,594       1,359,985
   Accumulated deficit                                           (1,510,451)     (1,234,168)
                                                                -----------     -----------

     Total Stockholders' Equity                                     593,408         129,191
                                                                -----------     -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $ 1,657,325     $   335,301
                                                                ===========     ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                      Consolidated Statements of Operations
                                   (Unaudited)

                                                For the                         For the
                                           Three Months Ended               Six Months Ended
                                                June 30,                        June 30,
                                      ---------------------------     ---------------------------
                                          1999            1998            1999            1998
                                      -----------     -----------     -----------     -----------

SALES                                 $ 3,135,013     $    30,059     $ 3,487,490     $    60,118

COST OF GOODS SOLD                        445,880          16,664         514,405          33,328
                                      -----------     -----------     -----------     -----------

GROSS MARGIN                            2,689,133          13,395       2,973,085          26,790
                                      -----------     -----------     -----------     -----------

OPERATING EXPENSES

   Depreciation                             2,676           1,657           5,352           3,314
   Bad debt expense                        17,410            --            17,410            --
   General and administrative           1,010,984         165,696       1,347,827         331,392
   Research and development                25,401          10,362          30,155          20,724
   Production and media costs           1,168,432            --         1,523,711            --
   Marketing                               72,399          38,255         274,995          76,510
   Rent                                    17,001          12,057          29,952          24,114
                                      -----------     -----------     -----------     -----------

     Total Operating Expenses           2,314,303         228,027       3,229,402         456,054
                                      -----------     -----------     -----------     -----------

OPERATING INCOME (LOSS)                   374,830        (214,632)       (256,317)       (429,264)
                                      -----------     -----------     -----------     -----------

OTHER INCOME (EXPENSES)

   Interest expense                       (14,941)         (2,258)        (20,061)         (4,516)
   Interest income                             95            --                95            --
                                      -----------     -----------     -----------     -----------

     Total Other Income (Expenses)        (14,846)         (2,258)        (19,966)         (4,516)
                                      -----------     -----------     -----------     -----------

INCOME (LOSS) BEFORE
 INCOME TAXES                             359,984        (216,890)       (276,283)       (433,780)

INCOME TAXES                                 --              --              --              --
                                      -----------     -----------     -----------     -----------

NET INCOME (LOSS)                     $   359,984     $  (216,890)    $  (276,283)    $  (433,780)
                                      ===========     ===========     ===========     ===========

BASIC INCOME (LOSS) PER SHARE         $      0.09     $     (0.08)    $     (0.07)    $     (0.15)
                                      ===========     ===========     ===========     ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity

                                                                         Additional
                                                  Common Stock             Paid-in       Accumulated
                                              Shares         Amount        Capital         Deficit
                                           -----------    -----------    -----------     -----------
Balance, December 31, 1997                   2,369,600    $     2,370    $   377,719     $   (99,255)

Capital contributions, 1998                       --             --          340,020            --

Common stock issued in recapitalization
 of Reliant Corporation and Cigar
 Television Network, Inc.                      570,400            570           (570)           --

Common stock issued for cash at an
 average price of $1.56 per share              329,770            330        513,170            --

Common stock issued for services
 valued at $1.25 per share                     103,800            104        129,646            --

Net loss for the year ended
 December 31, 1998                                --             --             --        (1,134,913)
                                           -----------    -----------    -----------     -----------

Balance, December 31, 1998                   3,373,570          3,374      1,359,985      (1,234,168)

Common stock issued for cash at an
 average price of $0.81 per share
 (unaudited)                                   848,000            848        689,152            --

Common stock issued for services
 valued at $1.15 per share (unaudited)          43,700             43         50,457            --

Fractional shares issued in the reverse
 stock split (unaudited)                           170           --             --              --

Net loss for the six months ended
  June 30, 1999 (unaudited)                       --             --             --          (276,283)
                                           -----------    -----------    -----------     -----------

Balance, June 30, 1999 (unaudited)           4,265,440    $     4,265    $ 2,099,594     $(1,510,451)
                                           ===========    ===========    ===========     ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                          For the                         For the
                                                     Three Months Ended               Six Months Ended
                                                          June 30,                        June 30,
                                                ---------------------------     ---------------------------
                                                    1999            1998            1999            1998
                                                -----------     -----------     -----------     -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES

   Net income (loss)                            $   359,984     $  (216,890)    $  (276,283)    $  (433,780)
   Adjustments to reconcile net loss to
    net cash used in operating activities:
     Depreciation                                     2,676           1,657           5,352           3,314
     Bad debt                                        17,410            --            17,410            --
     Common stock issued for services                 2,750            --            50,500            --
   Changes in assets and liabilities:
     Accounts receivable                           (799,855)           --        (1,065,085)           --
     Prepaids and advances                           20,396            --            (1,050)           --
     Inventory                                      (74,313)           --           (46,971)           --
     Deposits                                          --             4,932          12,773           9,864
     Prepaid expenses                              (378,647)           --          (366,710)           --
     Cash overdraft                                  91,647            --            91,647            --
     Accounts payable                               410,408          18,290         488,783          36,580
     Accrued expenses                                  (321)           --            38,479            --
                                                -----------     -----------     -----------     -----------

       Net Cash Used in Operating
         Activities                                (347,865)       (192,011)     (1,051,155)       (384,022)
                                                -----------     -----------     -----------     -----------

CASH FLOWS FROM INVESTING
 ACTIVITIES

   Patent and trademark costs                          --            (6,885)           --           (26,668)
                                                -----------     -----------     -----------     -----------

       Net Cash Used in Investing Activities           --            (6,885)           --           (26,668)
                                                -----------     -----------     -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds (payments) from notes payable            (8,279)           --           238,898            --
   Proceeds from issuance of common
     stock                                          300,000         100,000         690,000         100,000
   Proceeds from additional capital
     contribution                                      --            68,991            --           250,880
                                                -----------     -----------     -----------     -----------

       Net Cash Provided by Financing
        Activities                              $   291,721     $   168,991     $   928,898     $   350,880
                                                -----------     -----------     -----------     -----------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)
                                   (Unaudited)

                                                          For the                         For the
                                                     Three Months Ended               Six Months Ended
                                                          June 30,                        June 30,
                                                ---------------------------     ---------------------------
                                                    1999            1998            1999            1998
                                                -----------     -----------     -----------     -----------
NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS                      $   (56,144)    $   (29,905)    $  (122,257)    $   (59,810)

CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD                                 56,144         180,100         122,257         210,005
                                                -----------     -----------     -----------     -----------

CASH AND CASH EQUIVALENTS,
 END OF PERIOD                                  $      --       $   150,195     $      --       $   150,195
                                                ===========     ===========     ===========     ===========

Cash Payments For:

   Income taxes                                 $      --       $      --       $      --       $      --
   Interest                                     $    14,941     $      --       $    20,061     $      --

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Organization

          Reliant Interactive Media Corporation (formerly Reliant Corporation) (the Company) was organized under the laws of the State of Utah on July 30, 1984. The Company was considered a development stage company as defined in SFAS No. 7 until April 1999. The Company changed its name from Reliant Corporation to Reliant Interactive Media Corporation (Reliant) on August 7, 1998. On or about March 18, 1999, the Company changes its place of incorporation from Utah to Nevada without other changes in its corporate organization.

          Kevin Harrington Enterprises, Inc. (KHE) was organized under the laws of the State of Florida on June 15, 1995. The Company is currently developing a dual flame lighter/cutter cigar product.

          Cigar Television Network, Inc. (Cigar TV) was organized under the laws of the State of Florida on April 1, 1998. The Company was formed to create a cigar related television show that will air monthly on a national television network as well as being on the Internet. Cigar TV in conjunction with major magazines will operate its TV show in conjunction with an Internet site currently under development called CigarNow.com.

          On July 21, 1998, the Company completed an agreement and plan of reorganization whereby Reliant issued 11,848,000 shares of its common stock in exchange for all of the outstanding common stock of KHE and Cigar TV. Immediately prior to the agreement and plan of reorganization, the Company had 2,852,000 shares of common stock issued and outstanding. The reorganization was accounted for as a recapitalization of KHE and Cigar TV because the shareholders of KHE and Cigar TV controlled the Company immediately after the acquisition. Therefore, KHE and Cigar TV are treated as the acquiring entities. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of KHE and Cigar TV. Reliant is the acquiring entity for legal purposes and KHE and Cigar TV are the surviving entities for accounting purposes. On August 7, 1998, the shareholders of the Company authorized a reverse stock split of 1-for-5 prior to the agreement and plan of reorganization. All references to shares of common stock have been retroactively restated.

          Basic Income (Loss) Per Share

          The computation of basic income (loss) per share is based on the weighted average number of shares outstanding during the period presented.

          Accounting Method

          The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Cash and Cash Equivalents

          For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase, to be cash equivalents.

          Inventory

          Inventory is stated at the lower of cost determined by the first-in, first-out method or market.

          Property and Equipment

          Property and equipment are stated at cost less accumulated depreciation. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives as follows:

               Office furniture and equipment                    5 to 7 years
               Machinery and equipment                           5 to 7 years

          Depreciation expense for the six months ended June 30, 1999 and the year ended December 31, 1998 was $5,352 and $6,629, respectively.

          Patent and Trademark Costs

          These costs are amortized on the straight-line method over their remaining lives beginning when the patents are received in 1999.

          Prepaid Advertising

          Prepaid advertising consisted of the following:

                                                        June 30,    December 31,
                                                          1999         1998
                                                      (Unaudited)

               Production costs of informercials        $456,907     $ 44,523
               Production costs of tv show                52,430       52,430
                                                        --------     --------

               Subtotal                                  509,337       96,953
               Less:  accumulated amortization           (57,325)     (11,651)
                                                        --------     --------

               Net prepaid advertising                  $452,012     $ 85,302
                                                        ========     ========

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Prepaid Advertising (Continued)

          These advertising costs are amortized over the useful life of the informercials and tv show which is estimated at 3 years and 18 months, respectively. These production costs will begin amortizing when they begin broadcasting which was August 1998 for the tv show and various months for each of the informercials. Advertising expense for the six months ended June 30, 1999 and the year ended December 31, 1998 was $33,738 and $11,651, respectively.

          Credit Risks

          The Company maintains its cash accounts primarily in one bank in Florida. The Federal Deposit Insurance Corporation insures accounts to $100,000. The Company's accounts occasionally exceed the insured amount.

          Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Principles of Consolidation

          The consolidated financial statements include the accounts of Reliant Interactive Media Corporation (Reliant), Kevin Harrington Enterprises, Inc. (KHE) (a wholly-owned subsidiary) and Cigar Television Network, Inc. (Cigar TV) (a wholly-owned subsidiary). All significant intercompany accounts and transactions have been eliminated in the consolidation.

          Income Taxes

          No provision for federal income taxes has been made at June 30, 1999 due to accumulated operating losses. The Company has accumulated approximately $1,500,000 of net operating losses as of June 30, 1999, which may be used to reduce taxable income and income taxes in future years. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operation loss carryforwards. The carryforwards expire in 2014.

          Unaudited Financial Statements

          The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal, recurring nature.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 1 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Accounts Receivable

          Accounts receivable are shown net of allowance for doubtful accounts of $17,410 and $-0- at June 30, 1999 and December 31, 1998,
          respectively.

          Revenue Recognition

          Revenue is recognized upon shipment of goods to the customer. The Company has adopted a returns policy whereby the customer can return any goods received within 30 days of receipt for a full refund.

NOTE 2 -  GOING CONCERN

          The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the relation of assets and liquidation of liabilities in the normal course of business.

          The Company has incurred significant losses since inception and has had no significant operating revenues until 1999. The Company believes it can meet and exceed its operating expenses through increased sales in 1999.

NOTE 3 -  COMMITMENTS AND CONTINGENCIES

          In May 1999, the Company entered into a one year lease agreement for office space located in Florida. The lease obligation is currently $6,750 per month and expires on May 31, 2000.

NOTE 4 -  RELATED PARTY TRANSACTIONS

          An officer of the Company has advanced funds to the Company in order to assist in the payment of operating expenses. These advances are non-interest bearing and due on demand. The balance related to these advances was $38,898 at June 30, 1999.

NOTE 5 -  COMMON STOCK TRANSACTIONS

          During 1998, the Company sold 329,770 shares of its common stock for $513,500, or an average price of $1.56 per share. The Company also issued 103,800 shares of its common stock for services rendered, valued at $129,750 or $1.25 per share.

          During 1999, the Company sold 848,000 shares of its common stock for $690,000, or an average price of $0.81 per share. The Company also issued 43,700 shares of its common stock for services rendered, valued at $50,500 or $1.15 per share.

          On March 23, 1999, the Company completed a reverse stock split on a 1 share for 5 shares basis. All references to shares issued and outstanding have been restated on a retroactive basis. No shareholder was reduced to less than 100 shares.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 6 -  NOTES PAYABLE - RELATED PARTIES

          Notes payable - related parties consisted of the following:

                                                                          June 30,    December 31,
                                                                            1999         1998
                                                                         ---------     ---------
                                                                             (Unaudited)
          Note payable to a shareholder, unsecured, interest at 8.0%, interest payments due quarterly beginning March 31, 1999,
           principal balance due December 31, 2000                       $  37,500     $  37,500

          Note payable to a shareholder, unsecured, interest at 8.0%, interest payments due quarterly beginning March 31, 1999,
           principal balance due December 31, 2000                          50,000        50,000

          Note payable to a related company, unsecured,
           interest at 8.0%, interest and principal due
           September 30, 1999                                              200,000          --
                                                                         ---------     ---------

                  Total notes payable - related parties                    287,500        87,500

                  Less: current portion                                   (200,000)         --
                                                                         ---------     ---------

                  Long-term notes payable - related parties              $  87,500     $  87,500
                                                                         =========     =========

          Maturities of notes payable - related parties are as follows:

                Years Ending
                  June 30,
                ------------
                   2000                                               $200,000
                   2001                                                 87,500
                   2002                                                   --
                   2003                                                   --
                   2004                                                   --
                   2005 and thereafter                                    --
                                                                      --------
                   Total                                              $287,500
                                                                      ========

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                       June 30, 1999 and December 31, 1998

NOTE 7 -  NOTES PAYABLE

          Notes payable consisted of the following:

                                                                         June 30,     December 31,
                                                                           1999           1998
                                                                         ---------     ---------
                                                                        (Unaudited)
              Note payable to Nations Bank, secured
               by stock, interest at 8.0%, interest payments
               due monthly, principal balance due on
               demand.                                                   $  40,000     $  40,000
                                                                         ---------     ---------

                      Total notes payable                                   40,000        40,000

                      Less: current portion                                (40,000)      (40,000)
                                                                         ---------     ---------

                      Long-term notes payable                            $    --       $    --
                                                                         =========     =========

          Maturities of notes payable are as follows:

               Years Ending
                 June 30,
               ------------
                   2000                                       $40,000
                   2001                                          --
                   2002                                          --
                   2003                                          --
                   2004                                          --
                   2005 and thereafter                           --
                                                              -------

                   Total                                      $40,000
                                                              =======

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.



                                          Reliant Interactive Media Corp
                                          formerly Reliant Corporation

                                          by
                                            ------------------------------------






/s/                                            /s/
-----------------------------                -----------------------------
Kevin Harrington                               Tim Harrington
CHAIRMAN AND CEO/DIRECTOR                      PRESIDENT AND
                                               COO/DIRECTOR






/s/                                            /s/
-----------------------------                -----------------------------
Mel Arthur                                     Karl E. Rodriguez
EXECUTIVE VICE                                 SECRETARY/DIRECTOR
PRESIDENT/DIRECTOR

--------------------------------------------------------------------------------
                                    PART III
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           Item 1. Index to Exhibits.
--------------------------------------------------------------------------------

                                  Exhibit Index

=====================================================================================
 #                  Table Category  /  Description of Exhibit                   Page
-------------------------------------------------------------------------------------
          [2] Articles/Certificates of Incorporation, By-Laws and Minutes
-------------------------------------------------------------------------------------
2.0   ARTICLES OF INCORPORATION of the Issuer: Reliant Interactive Media Corp.   59
      (a Nevada Corporation)
-------------------------------------------------------------------------------------
2.1   ARTICLES OF AMENDMENT: Reliant Corporation.                                62
-------------------------------------------------------------------------------------
2.2   BY-LAWS                                                                    70
-------------------------------------------------------------------------------------
                           [6] Material Contracts
-------------------------------------------------------------------------------------
6.0   PLAN OF REORGANIZATION AND MERGER FOR CHANGE OF SITUS: Utah to Nevada,     80
      March 15, 1999
-------------------------------------------------------------------------------------
6.1   EMPLOYMENT AGREEMENT: Kevin Harrington                                     83
-------------------------------------------------------------------------------------
6.2   EMPLOYMENT AGREEMENT: Tim Harrington                                       97
-------------------------------------------------------------------------------------
6.3   EMPLOYMENT AGREEMENT: Mel Arthur                                          110
-------------------------------------------------------------------------------------
6.4   COMPENSATORY STOCK OPTION PLAN                                            123
-------------------------------------------------------------------------------------

=====================================================================================

                                       58